Exhibit 99.1

Report to Shareholders for the First Quarter, 2024 www.cibc.com February 29, 2024
Report of the President and Chief Executive Officer
Overview of results
CIBC today announced its financial results for the first quarter ended January 31, 2024.
First quarter highlights

	Q1/24	Q1/23 (1)	Q4/23 (1)	YoY Variance	QoQ Variance
Revenue	$6,221 million	$5,929 million	$5,847 million	+5%	+6%
Reported Net Income	$1,728 million	$433 million	$1,485 million	+299%	+16%
Adjusted Net Income (2)	$1,770 million	$1,842 million	$1,522 million	-4%	+16%
Adjusted pre-provision, pre-tax earnings (2)	$2,862 million	$2,662 million	$2,452 million	+8%	+17%
Reported Diluted Earnings Per Share (EPS)	$1.77	$0.39	$1.53	+354%	+16%
Adjusted Diluted EPS (2)	$1.81	$1.94	$1.57	-7%	+15%
Reported Return on Common Shareholders’ Equity (ROE) (3)	13.5%	3.1%	11.8%
Adjusted ROE (2)	13.8%	15.5%	12.2%
Net interest margin on average interest-earnings assets (3)(4)	1.43%	1.49%	1.44%
Net interest margin on average interest-earnings assets (excluding trading) (3)(4)	1.72%	1.66%	1.66%
Common Equity Tier 1 (CET1) Ratio (5)	13.0%	11.6%	12.4%
Results for the first quarter of 2024 were affected by the following items of note aggregating to a negative impact of $0.04 per share:
•
$91 million ($68 million after-tax) charge related to the special assessment imposed by the Federal Deposit Insurance Corporation (FDIC) on U.S. depository institutions, which impacted CIBC Bank USA (U.S. Commercial Banking and Wealth Management);

•
$37 million recovery to income tax that would be eliminated by a Federal proposal, if enacted in its current form
(6)
($52 million tax equivalent basis (TEB) revenue and tax expense in Capital Markets and Direct Financial Services with offsets in Corporate and Other; $37 million tax recovery in Capital Markets and Direct Financial Services); and

•	$15 million ($11 million after-tax) amortization of acquisition-related intangible assets.
Our CET1 ratio
(5)
was 13.0% at January 31, 2024, compared with 12.4% at the end of the prior quarter. CIBC’s leverage ratio
(5)(7)
and liquidity coverage ratio
(5)
at January 31, 2024 were 4.3% and 137%, respectively.
These first quarter results demonstrate our success in executing on our client-focused strategy which is delivering results for our stakeholders. We have clear momentum in attracting and deepening client relationships, underpinned by continued expense discipline, a robust capital position, and strong credit quality, giving us a strong foundation as we continue to proactively manage our bank to further our progress and momentum in 2024.
Core business performance
Canadian Personal and Business Banking
reported net income of $650 million for the first quarter, up $60 million or 10% from the first quarter a year ago, primarily due to higher revenue driven by higher net interest margin and volume growth and lower expenses, partially offset by a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings
(2)
were $1,224 million, up $245 million from the first quarter a year ago, from higher revenue and lower adjusted
(1)
non-interest expenses mainly due to timing of spend on strategic initiatives.
Canadian Commercial Banking and Wealth Management
reported net income of $498 million for the first quarter, up $29 million or 6% from the first quarter a year ago, primarily due to a lower provision for credit losses and higher revenue. The increase in revenue was primarily due to higher fee-based
revenue from market appreciation and higher commission revenue from increased client activity in wealth management. Commercial banking revenue was comparable with the prior year as volume growth and higher fees were offset by lower loan and deposit margins. Expenses increased primarily due to higher performance-based compensation. Adjusted pre-provision, pre-tax earnings
(2)
were $705 million, up $19 million from the first quarter a year ago, primarily due to higher revenue in wealth management.

(1)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.
(2)
This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest
expenses and adjusted net income on pages 9 to 11; and adjusted pre-provision, pre-tax earnings on page 11.

(3)	For additional information on the composition, see the “Glossary” section.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)
Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. The January 31, 2024 results reflect the impacts from implementation of Basel III reforms related to market risk and credit valuation adjustments that became effective as of November 1, 2023. The first quarter of 2024 and the fourth quarter of 2023 reflected the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections.

(6)
This item of note reports the impact on consolidated income tax expense that could be subject to an adjustment to our reported results in future periods if a Federal tax proposal were to be substantively enacted in its current form. The corresponding impact on TEB in Capital Markets and Direct Financial Services and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

(7)
The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the second quarter of 2023.

U.S. Commercial Banking and Wealth Management
reported a net loss of $9 million (US$7 million) for the first quarter, down $210 million (US$157 million or 105%) from the first quarter a year ago, primarily due to higher expenses including a $91 million (US$67 million) charge related to the special assessment imposed by the FDIC, higher provision for credit losses, lower annual performance-based mutual fund fees, lower net interest income due to higher cost of deposits partially offset by higher loan margins, and higher employee-related compensation. Adjusted pre-provision, pre-tax earnings
(1)
were $302 million (US$224 million), down $40 million (US$31 million) from the first quarter a year ago, due to lower revenue and higher expenses.
Capital Markets and Direct Financial Services
reported net income of $612 million for the first quarter, which was comparable with the first quarter a year ago, primarily due to higher revenue, offset by higher non-interest expenses and a higher provision for credit losses. Higher revenue from our global markets, investment banking and direct financial services businesses was partially offset by lower corporate banking revenue. Expenses were up due to higher spending on strategic initiatives and higher performance-based and employee-related compensation. Adjusted pre-provision, pre-tax earnings
(1)
were down $34 million or 4% from the first quarter a year ago as higher revenue was more than offset by higher expenses.

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
Making a difference in our communities
At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:
•	CIBC announced that $6 million will be donated to children’s charities globally, following the 39th annual CIBC Miracle Day held on December 6, 2023.
•
CIBC made an additional donation of $5 million to the CIBC Foundation, reinforcing its commitment to grow the CIBC Foundation and advancing the bank’s efforts to creating a world without limits to ambition by creating access to opportunities.

•
CIBC donated $500,000 to establish a suite of scholarships at Concordia University to empower women students, students of colour, Indigenous students, students with disabilities and students from the LGBTQ+ community.

•
CIBC teamed up with professional hockey player Connor Bedard of the Chicago Blackhawks to be ambassador for the bank and increased its donation to the Christine Sinclair Foundation to a total of $190,000 in honour of Christine ending her international soccer career with a world-record 190 goals for Canada.

Victor G. Dodig
President and Chief Executive Officer

ii	CIBC FIRST QUARTER 2024

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2023 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			First quarter, 2024
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2023 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures	44–47		89–91	104–107

	3	Top and emerging risks	23–25			55–58

	4	Key future regulatory ratio requirements	20, 34–36	66	14, 22	37, 39–41, 79, 80, 171–172

Risk governance, risk management and business model	5	Risk management structure				48, 49
	6	Risk culture and appetite				47, 50–52
	7	Risks arising from business activities	25			53, 58
	8	Bank-wide stress testing	28			35–36, 54, 62, 68, 75, 77
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	19	66		35–37, 171–172
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			13–16	40
	11	Regulatory capital flow statement			17	41
	12	Capital management and planning				43–45, 171–172
	13	Business activities and risk-weighted assets	25		5–6	42–43, 58
	14	Risk-weighted assets and capital requirements			5–6	38, 42–43
	15	Credit risk by major portfolios			35–48	60–66
	16	Risk-weighted assets flow statement			5–6, 9	42–43

	17	Back-testing of models			87, 88	54, 62, 73
Liquidity	18	Liquid assets	33			78
Funding	19	Encumbered assets	34			78

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	38–39			82

	21	Funding strategy and sources	37			81
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	31			72

	23	Significant trading and non-trading market risk factors	31–32			72–76

	24	Model assumptions, limitations and validation procedures				72–76

	25	Stress testing and scenario analysis				35, 75
Credit risk	26	Analysis of credit risk exposures	26–30		10–11, 82–86	63–70, 143–150, 190

	27	Impaired loan and forbearance techniques	26, 29			60, 68, 89, 123–124

	28	Reconciliation of impaired loans and the allowance for credit losses	29	61		68, 144

	29	Counterparty credit risk arising from derivatives			51–53, 66–69, 86, 35 (1)	60, 64, 82, 159–161

	30	Credit risk mitigation	26		26, 68, 86	60, 160–161
Other risks	31	Other risks	39			83–87

	32	Discussion of publicly known risk events		68		83, 183
(1)	Included in our supplementary financial information package.

CIBC FIRST QUARTER 2024	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter ended January 31, 2024 compared with corresponding periods. The MD&A should be read in conjunction with our 2023 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars (CAD). Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of February 28, 2024. Additional information relating to CIBC is available on SEDAR+ at www.sedarplus.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 41 to 47.

Contents

2	First quarter financial highlights

3	External reporting changes

3	Financial performance overview
3	Economic outlook
3	Significant events
4	Financial results review
6	Review of quarterly financial information

8	Non-GAAP measures

12	Strategic business units overview
12	Canadian Personal and Business Banking
13	Canadian Commercial Banking and Wealth Management
14	U.S. Commercial Banking and Wealth Management
16	Capital Markets and Direct Financial Services
17	Corporate and Other

18	Financial condition
18	Review of condensed consolidated balance sheet
19	Capital management
22	Off-balance sheet arrangements

23	Management of risk
23	Risk overview
23	Top and emerging risks
26	Credit risk
31	Market risk
33	Liquidity risk
39	Other risks

39	Accounting and control matters
39	Critical accounting policies and estimates
40	Other regulatory developments
40	Controls and procedures
40	Related-party transactions

41	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant events”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2024 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of high inflation, rising interest rates, ongoing adverse developments in the U.S. banking sector which adds pressure on liquidity and funding conditions for the financial industry, the impact of hybrid work arrangements and higher interest rates on the U.S. real estate sector, potential recession and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East, the occurrence, continuance or intensification of public health emergencies, such as the impact of post-pandemic hybrid work arrangements, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change including the use of data and artificial intelligence in our business; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC FIRST QUARTER 2024	1

First quarter financial highlights

	Unaudited, as at or for the three months ended	2024 Jan. 31	2023 Oct. 31 (1)	2023 Jan. 31 (1)
	Financial results ($ millions)
	Net interest income	$3,249	$3,197	$3,205
	Non-interest income	2,972	2,650	2,724
	Total revenue	6,221	5,847	5,929
	Provision for credit losses	585	541	295
	Non-interest expenses	3,465	3,440	4,462
	Income before income taxes	2,171	1,866	1,172
	Income taxes	443	381	739
	Net income	$1,728	$1,485	$433
	Net income attributable to non-controlling interests	$12	$8	$9
	Preferred shareholders and other equity instrument holders	67	62	72
	Common shareholders	1,649	1,415	352
	Net income attributable to equity shareholders	$1,716	$1,477	$424
	Financial measures
	Reported efficiency ratio (2)	55.7%	58.8%	75.3%
	Reported operating leverage (2)	27.3%	9.8%	(39.7)%
	Loan loss ratio (3)	0.36%	0.35%	0.19%
	Reported return on common shareholders’ equity (2)	13.5%	11.8%	3.1%
	Net interest margin (2)	1.32%	1.32%	1.33%
	Net interest margin on average interest-earning assets (2)(4)	1.43%	1.44%	1.49%
	Return on average assets (2)(4)	0.70%	0.61%	0.18%
	Return on average interest-earning assets (2)(4)	0.76%	0.67%	0.20%
	Reported effective tax rate	20.4%	20.4%	63.0%
Common share information
Per share ($) (4)	– basic earnings	$1.77	$1.53	$0.39
	– reported diluted earnings	1.77	1.53	0.39
	– dividends	0.900	0.870	0.850
	– book value (5)	52.46	51.61	49.12
Closing share price ($)		60.76	48.91	60.74
Shares outstanding (thousands) (4)	– weighted-average basic	931,775	924,798	906,770
	– weighted-average diluted	932,330	924,960	907,725
	– end of period	937,223	931,099	911,629
	Market capitalization ($ millions)	$56,946	$45,540	$55,372
	Value measures
	Total shareholder return	25.98%	(14.38)%	(0.30)%
	Dividend yield (based on closing share price)	5.9%	7.1%	5.6%
	Reported dividend payout ratio (2)	50.9%	56.8%	218.8%
	Market value to book value ratio	1.16	0.95	1.24
	Selected financial measures – adjusted (6)
	Adjusted efficiency ratio (7)	54.0%	58.1%	55.1%
	Adjusted operating leverage (7)	2.1%	6.1%	(1.4)%
	Adjusted return on common shareholders’ equity	13.8%	12.2%	15.5%
	Adjusted effective tax rate	22.3%	20.4%	22.2%
	Adjusted diluted earnings per share (EPS)	$1.81	$1.57	$1.94
	Adjusted dividend payout ratio	49.6%	55.4%	43.8%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$274,757	$267,066	$238,819
	Loans and acceptances, net of allowance for credit losses	539,295	540,153	531,306
	Total assets	971,667	975,690	921,938
	Deposits	724,545	723,376	694,724
	Common shareholders’ equity (2)	49,166	48,006	44,725
	Average assets (4)	982,321	962,405	953,164
	Average interest-earning assets (2)(4)	902,747	882,196	852,588
	Average common shareholders’ equity (2)(4)	48,588	47,435	45,078
	Assets under administration (AUA) (2)(8) (9)	3,143,839	2,853,007	3,002,744
	Assets under management (AUM) (2)(9)	325,713	300,218	304,948
	Balance sheet quality and liquidity measures (10)
	Risk-weighted assets (RWA) ($ millions)	$316,333	$326,120	$315,038
	Common Equity Tier 1 (CET1) ratio	13.0%	12.4%	11.6%
	Tier 1 capital ratio	14.6%	13.9%	13.2%
	Total capital ratio	17.0%	16.0%	15.6%
	Leverage ratio (11)	4.3%	4.2%	4.3%
	Liquidity coverage ratio (LCR)	137%	135%	134%
	Net stable funding ratio (NSFR)	115%	118%	115%
	Other information
	Full-time equivalent employees	48,047	48,074	49,530
(1)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.
(2)	For additional information on the composition, see the “Glossary” section.
(3)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(6)
Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

(7)
Commencing the first quarter of 2024, we no longer gross up tax-exempt revenue to bring it to a TEB for the application of this ratio to our consolidated results. Prior period amounts have been restated to conform with the current quarter’s presentation.

(8)
Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,485.4 billion (October 31, 2023: $2,241.9 billion; January 31, 2023: $2,382.7 billion).

(9)	AUM amounts are included in the amounts reported under AUA.
(10)
RWA and our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. The January 31, 2024 results reflect the impacts from implementation of Basel III reforms related to market risk and credit valuation adjustments that became effective as of November 1, 2023. The first quarter of 2024 and the fourth quarter of 2023 reflected impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections.

(11)
The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the second quarter of 2023.

2	CIBC FIRST QUARTER 2024

External reporting changes
The following external reporting changes were made in the first quarter of 2024. Prior period amounts were restated accordingly. Regulatory capital measures for the corresponding period have not been restated.
Adoption of IFRS 17 “Insurance Contracts” (IFRS 17)
We adopted IFRS 17 “Insurance Contracts” (IFRS 17), commencing November 1, 2023, which replaces IFRS 4 “Insurance Contracts” (IFRS 4). The adoption of IFRS 17 required us to restate the comparative year ended October 31, 2023. Insurance results are now presented in Income from insurance activities, net under Non-interest income, which replaced Insurance fees, net of claims in the income statement. For further details on the adoption of IFRS 17, see Note 1 to the interim consolidated financial statements.
Financial performance overview
Economic outlook
Tight monetary policy is expected to result in below-normal global growth in 2024. The United Kingdom (U.K.) and some eurozone countries are likely to see recessions as higher interest rates hit a region already vulnerable due to the spillover from the war in Ukraine. China’s economy has decelerated as it moved past one-time gains associated with the end of COVID-19 lockdowns. The global slowdown will result in most commodity prices at lower average levels in 2024 than persisted earlier in this expansion, although geopolitical risks to supply could bring upward pressure in some commodities. Although there are near term risks due to military activity in a major shipping lane, supply chains should continue to see further improvement from the continued reduction in COVID-19 disruptions, and from the expected easing in global demand pressures.
In Canada, the Bank of Canada is expected to maintain its 5% overnight rate until roughly mid-year as it awaits for more evidence that sluggish growth is leading to a further easing in inflation. Growth has already experienced a significant slowdown, and we expect that weakness in quarterly GDP growth will persist throughout the first half of 2024 as more households refinance mortgages at higher interest rates and cut back on discretionary purchases. Such an economic slowdown should, however, allow inflation to end this year close to the 2% target. For 2024 as a whole, we forecast growth of less than 1%, and expect the unemployment rate to peak above 6%. However, if as we expect, overnight interest rates end the year 125 basis points lower, growth should be stronger in the second half of 2024 and the unemployment rate should have started to move down again from that peak.
The U.S. has been much more resilient in the face of higher interest rates so far, but more moderate employment growth and weak business loan demand point to a deceleration in growth over the course of 2024. While growth for 2024 as a whole could still be close to 2%, the deceleration in quarterly growth is expected to see the unemployment rate climb modestly over 4%, allowing wage inflation to ease. There are still downside risks to the U.S. growth outlook tied to sluggish business lending activity. However, we expect that reduced inflation will allow the Federal Reserve to cut its target rate by 100 basis points in the latter half of the year, helping to avoid an outright recession.
A softer pace for economic growth, and high interest rates in the first half of the year, are likely to have broad implications across our strategic business units (SBUs). Rising unemployment and the higher leveled off interest rates are likely to result in a moderate deterioration in business and household credit quality. Further deterioration in credit quality in select portfolios, such as the U.S. office real estate market, could be more pronounced in response to worsening economic or market conditions. Deposit growth will be slow, as quantitative tightening will require bonds currently held by the central bank to be financed in the public markets, with higher rates resulting in greater growth in term deposits relative to short-term deposits. While the increase in interest rates appears to have leveled off with an expectation of declines, we expect the impact on our net interest margins for all our SBUs to be relatively stable for 2024.
For Canadian Personal Banking, mortgage growth is expected to remain soft before picking up later this year, in line with sluggish home sale volumes and little change in average house prices due to the high level of interest rates in the first half of 2024. Although year-over-year non-mortgage consumer credit demand will be supported by population growth, lower inflation and weaker discretionary spending will contribute to slower growth in dollar terms.
Canadian commercial, and corporate banking loan growth is expected to continue to decelerate through to mid-2024 with softer economic growth and lower levels of residential construction, before improving in the second half of the year. In our U.S. commercial banking and wealth businesses, loan growth has slowed, consistent with industry trends, but is expected to improve later in the year in conjunction with expected interest rate reductions. Deposit levels have stabilized, with growth experienced over the last two quarters, partially related to seasonal inflows and deposit initiatives.
Financial markets have benefitted from expectations for central bank interest rate reductions later in the year. While we expect that softer economic conditions will impact corporate earnings, Canadian and U.S. wealth management businesses should benefit as 2024 progresses and markets look ahead to better growth in 2025.
Our Capital Markets and Direct Financial Services business is expected to continue to benefit as merger and acquisition activity continues to recover from the low levels in early 2023, while corporate bond issuance could pick up later in 2024, given that long term rates are off their peak.
The economic outlook described above reflects numerous assumptions regarding the economic impact of high interest rates, the easing of inflationary pressures, the impact from events in the U.S. banking sector, as well as the global economic risks emanating from the war in Ukraine, conflict in the Middle East and the slowdown in the Chinese economy. As a result, actual experience may differ materially from expectations. The impact of geopolitical events and the slowdown in the Chinese economy on our risk environment, are discussed in the “Top and emerging risks” section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of expected credit losses (ECL). See the “Accounting and control matters” section and Note 6 to our interim consolidated financial statements for further details.
Significant events
Sale of certain banking assets in the Caribbean
On October 31, 2023, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The transactions are subject to regulatory approvals and other closing conditions, which are expected to be finalized by the first quarter of 2025. The impacts upon closing are not expected to be material.

CIBC FIRST QUARTER 2024	3

Financial results review
Reported net income for the quarter was $1,728 million, compared with $433 million for the same quarter last year, and $1,485 million for the prior quarter.
Adjusted net income
(1)
for the quarter was $1,770 million, compared with $1,842 million for the same quarter last year, and $1,522 million for the prior quarter.
Reported diluted EPS for the quarter was $1.77, compared with $0.39 for the same quarter last year, and $1.53 for the prior quarter.
Adjusted diluted EPS
(1)
for the quarter was $1.81, compared with $1.94 for the same quarter last year, and $1.57 for the prior quarter.
In the current quarter, the following items of note increased non-interest expenses by $106 million, decreased income taxes by $64 million and decreased net income by $42 million:
•
$91 million ($68 million after-tax) charge related to the special assessment imposed by the FDIC on U.S. depository institutions, which impacted CIBC Bank USA (U.S. Commercial Banking and Wealth Management);

•
$37 million recovery to income tax that would be eliminated by a Federal proposal, if enacted in its current form
(2)
($52 million TEB revenue and tax expense in Capital Markets and Direct Financial Services with offsets in Corporate and Other; $37 million tax recovery in Capital Markets and Direct Financial Services); and

•
$15 million ($11 million after-tax) amortization of acquisition-related intangible assets ($5 million after-tax in Canadian Personal and Business Banking, and $6 million after-tax in U.S. Commercial Banking and Wealth Management).

Net interest income
(3)
Net interest income was up $44 million or 1% from the same quarter last year, primarily due to higher net interest margin and volume growth across most of our non-trading businesses, partially offset by lower trading net interest income.
Net interest income was up $52 million or 2% from the prior quarter, primarily due to higher net interest margin, partially offset by lower trading net interest income.
Non-interest income
(3)
Non-interest income was up $248 million or 9% from the same quarter last year, primarily due to higher trading non-interest income, higher underwriting and advisory fees, higher fee-based revenue, higher credit fees and income from equity-accounted associates and joint ventures, partially offset by lower gains from foreign exchange other than trading and lower mutual fund fees.
Non-interest income was up $322 million or 12% from the prior quarter, primarily due to higher trading non-interest income, higher underwriting and advisory fees, higher mutual fund fees and income from equity-accounted associates and joint ventures.

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
(2)
This item of note reports the impact on consolidated income tax expense that could be subject to an adjustment to our reported results in future periods if a Federal tax proposal were to be substantively enacted in its current form. The corresponding impact on TEB in Capital Markets and Direct Financial Services and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

(3)
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes as defined in accordance with OSFI’s CAR Guideline. Starting in the first quarter of 2024, a revised risk definition for trading was implemented resulting in a change in the classification of certain fixed income financing activities that were previously considered non-trading that are now classified as trading, which included the fixed income financing activities that were already included in trading activities starting in the first quarter of 2023. The revised definition was adopted as part of our implementation of the Fundamental Review of the Trading Book (FRTB) rules under the Basel III reforms for market risk that became effective on November 1, 2023. Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

Provision for credit losses

$ millions, for the three months ended	2024 Jan. 31	2023 Oct. 31	2023 Jan. 31
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$285	$259	$188
Canadian Commercial Banking and Wealth Management	16	11	26
U.S. Commercial Banking and Wealth Management	189	205	41
Capital Markets and Direct Financial Services	6	6	(11)
Corporate and Other	(4)	(3)	15
	492	478	259
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	44	23	(30)
Canadian Commercial Banking and Wealth Management	4	–	20
U.S. Commercial Banking and Wealth Management	55	44	57
Capital Markets and Direct Financial Services	2	(2)	1
Corporate and Other	(12)	(2)	(12)
	93	63	36
	$585	$541	$295
Provision for credit losses was $585 million, up $290 million from the same quarter last year. Provision for credit losses on performing loans was up as the same quarter last year included a favourable change in our economic outlook, partially offset by a higher level of unfavourable credit migration. Provision for credit losses on impaired loans was up mainly due to higher provisions in Canadian Personal and Business Banking, and U.S. Commercial Banking and Wealth Management.
Provision for credit losses was up $44 million from the prior quarter. Provision for credit losses on performing loans was up due to higher levels of unfavourable credit migration and model parameter updates. Provision for credit losses on impaired loans was up mainly due to higher provisions in Canadian Personal and Business Banking, partially offset by lower provisions in U.S. Commercial Banking and Wealth Management.

4	CIBC FIRST QUARTER 2024

Non-interest expenses
Non-interest expenses were down $997 million or 22% from the same quarter last year, as the same quarter last year included increases in legal provisions, shown as an item of note, partially offset by a charge related to the special assessment imposed by the FDIC in the current quarter, shown as an item of note, higher computer, software and office equipment expenses, and higher performance-based and employee-related compensation.
Non-interest expenses were up $25 million or 1% from the prior quarter, primarily due to a charge related to the special assessment imposed by the FDIC in the current quarter, as noted above, and higher performance-based compensation, partially offset by lower computer, software and office equipment expenses, lower employee-related compensation, including from higher employee termination costs in the prior quarter, and lower professional fees.
Taxes
Income tax expense was down $296 million or 40% from the same quarter last year, as the first quarter of 2023 included an income tax charge taken to recognize the Canada Recovery Dividend (CRD) tax and the retroactive impact of the 1.5% tax rate increase, which was shown as an item of note.
Income tax expense was up $62 million or 16% from the prior quarter, primarily due to higher income.
The Canadian federal government has released tax proposals that would impact CIBC if enacted. On November 28, 2023, the Canadian federal government tabled Bill C-59 in Parliament, which includes draft legislation to implement certain tax measures from the 2023 fall economic statement and 2023 federal budget. Bill C-59 includes a proposed denial of the dividends received deduction for Canadian shares held as mark-to-market property by Canadian banks and insurance companies, as well as a 2% tax on certain share buy backs, and has been the subject of ongoing industry discussions with the federal government throughout this quarter. The proposed application date for these measures is January 1, 2024. Bill C-59 was not substantively enacted as at January 31, 2024, and is therefore not reflected in the reported income tax expense of this quarter.
On August 4, 2023, the Canadian federal government released a draft Global Minimum Tax Act (GMTA). The GMTA is not included in Bill C-59 and was not otherwise tabled in Parliament as at January 31, 2024. The GMTA would implement rules in Canada for a 15% global minimum tax regime as part of Canada’s agreement to adopt the Organisation for Economic Co-operation and Development (OECD) Pillar Two regime for a global minimum tax. More than 135 OECD member countries have agreed to adopt the regime. Certain countries in which CIBC operates have enacted Pillar Two legislation, however, the legislation is not yet in effect in those countries. In order to meet OECD’s recommended timing, the GMTA is expected to be enacted in 2024 and with application as of CIBC’s 2025 fiscal year. CIBC continues to evaluate the impact of these changes on our global operations.
The IASB issued “International Tax Reform – Pillar Two Model Rules”, which amended IAS 12 “Income Taxes” (IAS 12), to provide temporary relief from the accounting and disclosure for deferred taxes arising from the implementation of Pillar Two model rules. CIBC has applied this exception to recognizing and disclosing deferred taxes related to Pillar Two income taxes. Further amendments to IAS 12 require additional disclosures during the periods where the Pillar Two legislation has been enacted or substantively enacted but is not yet in effect.
Foreign exchange
The following table provides the estimated impact of U.S. dollar (USD) translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

$ millions, except per share amounts, for the three months ended	Jan. 31, 2024 vs. Jan. 31, 2023	Jan. 31, 2024 vs. Oct. 31, 2023
Estimated increase (decrease) in:
Total revenue	$(1)	$(19)
Provision for (reversal of) credit losses	–	(4)
Non-interest expenses	(1)	(13)
Income taxes	–	(2)
Net income (loss)	–	–
Impact on EPS:
Basic	$–	$–
Diluted	–	–
Average USD appreciation (depreciation) relative to CAD	(0.1)%	(1.7)%

CIBC FIRST QUARTER 2024	5

Review of quarterly financial information

$ millions, except per share amounts, for the three months ended	2024				2023 (1)			2022
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Revenue
Canadian Personal and Business Banking	$2,497	$2,458	$2,414	$2,282	$2,262	$2,262	$2,321	$2,143
Canadian Commercial Banking and Wealth Management	1,374	1,366	1,350	1,336	1,351	1,316	1,338	1,303
U.S. Commercial Banking and Wealth Management	681	672	666	648	706	653	604	591
Capital Markets and Direct Financial Services (2)	1,561	1,290	1,355	1,362	1,481	1,182	1,199	1,316
Corporate and Other (2)	108	61	67	76	129	(25)	109	23
Total revenue	$6,221	$5,847	$5,852	$5,704	$5,929	$5,388	$5,571	$5,376
Net interest income	$3,249	$3,197	$3,236	$3,187	$3,205	$3,185	$3,236	$3,088
Non-interest income	2,972	2,650	2,616	2,517	2,724	2,203	2,335	2,288
Total revenue	6,221	5,847	5,852	5,704	5,929	5,388	5,571	5,376
Provision for credit losses	585	541	736	438	295	436	243	303
Non-interest expenses	3,465	3,440	3,307	3,140	4,462	3,483	3,183	3,114
Income before income taxes	2,171	1,866	1,809	2,126	1,172	1,469	2,145	1,959
Income taxes	443	381	377	437	739	284	479	436
Net income	$1,728	$1,485	$1,432	$1,689	$433	$1,185	$1,666	$1,523
Net income attributable to:
Non-controlling interests	$12	$8	$10	$11	$9	$7	$6	$5
Equity shareholders	1,716	1,477	1,422	1,678	424	1,178	1,660	1,518
EPS – basic	$1.77	$1.53	$1.48	$1.77	$0.39	$1.26	$1.79	$1.63
– diluted	1.77	1.53	1.47	1.76	0.39	1.26	1.78	1.62
(1)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.
(2)	Capital Markets and Direct Financial Services revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.
Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and capital markets activities.
Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital markets revenue is also influenced, to a large extent, by market conditions affecting client trading, underwriting and advisory activity.
Canadian Personal and Business Banking has benefitted from loan and deposit growth through the last eight quarters driven by organic client growth, and deepening relationships across our client base. In more recent periods, the rising rate environment has contributed to slower growth in loans and deposits and improved net interest margin, through wider deposit margins, partially offset by compressed loan margins.
Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth, offset by market-related headwinds in wealth management. In commercial banking, revenue growth was driven by client demand that has tempered in recent quarters and from an increase in interest rates. In wealth management, AUA and AUM growth and associated fee income have been impacted by volatility in equity markets along with the impact of macro environmental factors, which are recently showing signs of recovery.
U.S. Commercial Banking and Wealth Management continues to benefit from organic client acquisition which helps offset some of the interest rate and market headwinds experienced during the prior eight quarters. Deposit balances decreased in the second and third quarters of 2023 which was accompanied by a shift in deposit mix due to the interest rate environment, but balances increased in the fourth quarter of 2023 and the first quarter of 2024. Loans have declined in the most recent two quarters while revolver usage and demand remains low. Wealth Management AUA and AUM experienced market-related headwinds and market volatility in the first half of 2023, recent growth has been positively impacted by market appreciation.
Capital Markets and Direct Financial Services had lower trading revenue in the third and fourth quarters of 2022 and 2023. The first quarters of 2023 and 2024 had higher trading revenue driven by robust market conditions and strong client activity.
Corporate and Other included the impact of higher net interest margins in International banking from rising interest rates. Starting in the second quarter of 2023, funding costs increased due to interest rate volatility, which negatively impacted Corporate and Other. The negative impact lessened as the increased funding costs were passed on to the SBUs over time.

6	CIBC FIRST QUARTER 2024

Provision for credit losses
Provision for credit losses is dependent upon the credit cycle, on the credit performance of the loan portfolios, and changes in our economic outlook. We continue to operate in an uncertain macroeconomic environment due to concerns related to higher levels of interest rates and inflation, geopolitical events and slower economic growth. There is considerable judgment involved in the estimation of expected credit losses in the current environment.
The faster than expected pace of interest rate increases, along with rising inflation, continued supply chain disruption and the increase in global geopolitical concerns, impacted our provision for credit losses on performing loans in the second, third and fourth quarters of 2022, and the third and fourth quarters of 2023. Unfavourable credit migration also impacted our provision for credit losses in all quarters in 2023 and the first quarter of 2024. An unfavourable outlook for the U.S. real estate and construction sector contributed to an increase in provision for credit losses on performing loans in the second, third and fourth quarters of 2023 and the first quarter of 2024.
In Canadian Personal and Business Banking, lower insolvencies and write-offs in credit cards relative to pre-pandemic levels impacted the second quarter of 2022. The decrease in insolvencies was in line with the national Canadian trend and the decrease in write-offs was a benefit from the household savings that built up during the pandemic. Commencing in the second quarter of 2022, our loan losses included write-offs from the seasoning of the acquired Canadian Costco credit card portfolio. Starting from the third quarter of 2022, consumer write-offs have trended higher.
In Canadian Commercial Banking and Wealth Management, we have seen higher provisions on impaired loans in fiscal 2023 and the first quarter of 2024.
In U.S. Commercial Banking and Wealth Management, the second and fourth quarters of 2022, all quarters of 2023 and the first quarter of 2024 included higher provisions on impaired loans. The increased provision in the second, third and fourth quarters of 2023 and the first quarter of 2024 was mainly attributable to the real estate and construction sector.
In Capital Markets and Direct Financial Services, impaired loan losses have continued to remain low.
In Corporate and Other, provisions for impaired loans in International banking have remained relatively stable. The fourth quarter of 2023 and the first quarter of 2024 included provision reversals.
Non-interest expenses
Non-interest expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The first quarter of 2024 included a charge related to the special assessment imposed by the FDIC, shown as an item of note. The fourth quarter of 2022 and the first quarter of 2023 included increases in legal provisions in Corporate and Other, all shown as items of note. The second quarter of 2023 included a decrease in legal provisions, shown as an item of note. The fourth quarter of 2022 included charges related to the consolidation of our real estate portfolio as a result of our move to our new global headquarters, both shown as items of note.
Income taxes
Income taxes vary with changes in taxable income in the jurisdictions in which the income is earned. The first quarter of 2023 included an income tax charge taken to recognize the CRD tax and the retroactive impact of the 1.5% tax rate increase, which was shown as an item of note.

CIBC FIRST QUARTER 2024	7

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.
Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
We also adjust our SBU results to gross up tax-exempt revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. See the “Strategic business units overview” section and Note 30 to our consolidated financial statements included in our 2023 Annual Report for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and non-interest expenses to remove the impact of items of note. Commencing the first quarter of 2024, we no longer gross up tax-exempt revenue to bring it to a TEB for the application of this ratio to our consolidated results. Prior period amounts have been restated to conform with the current quarter’s presentation.
Adjusted operating leverage
We adjust our reported revenue and non-interest expenses to remove the impact of items of note. Commencing the first quarter of 2024, we no longer gross up tax-exempt revenue to bring it to a TEB for the application of this ratio to our consolidated results. Prior period amounts have been restated to conform with the current quarter’s presentation.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision, pre-tax earnings
Pre-provision, pre-tax earnings is calculated as revenue net of non-interest expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision, pre-tax earnings to remove the impact of items of note to calculate the adjusted pre-provision, pre-tax earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. In the first quarter of 2024, we increased the common equity allocated to our SBUs to 12% of common equity Tier 1 capital requirements for each SBU, reflecting an increase from 11% in 2023. As part of the adoption of the Basel III reforms, a revised approach for allocating operational risk RWA to each of the SBUs was introduced effective April 30, 2023. The new allocations are driven by the contributions of each SBU to the total 3 years of revenue and total 10 years of operational losses. This change in methodology impacted allocated common equity effective the third quarter of 2023. For additional information, see the “Risks arising from business activities” section.

8	CIBC FIRST QUARTER 2024

Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period. In the first quarter of 2024, we increased the common equity allocated to our SBUs, as noted above.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2024	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,497	$1,374	$681	$1,561	$108	$6,221	$507
Provision for (reversal of) credit losses	329	20	244	8	(16)	585	182
Non-interest expenses	1,280	669	478	712	326	3,465	356
Income (loss) before income taxes	888	685	(41)	841	(202)	2,171	(31)
Income taxes	238	187	(32)	229	(179)	443	(24)
Net income (loss)	650	498	(9)	612	(23)	1,728	(7)
Net income attributable to non-controlling interests	–	–	–	–	12	12	–
Net income (loss) attributable to equity shareholders	650	498	(9)	612	(35)	1,716	(7)
Diluted EPS ($)						$1.77
Impact of items of note (1)
Revenue
Recovery to income tax that would be eliminated by a Federal proposal, if enacted in its current form (2)	$–	$–	$–	$(52)	$52	$–	$–
Impact of items of note on revenue	–	–	–	(52)	52	–	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	–	(8)	–	–	(15)	(6)
Charge related to the special assessment imposed by the FDIC	–	–	(91)	–	–	(91)	(67)
Impact of items of note on non-interest expenses	(7)	–	(99)	–	–	(106)	(73)
Total pre-tax impact of items of note on net income	7	–	99	(52)	52	106	73
Income taxes
Amortization of acquisition-related intangible assets	2	–	2	–	–	4	1
Recovery to income tax that would be eliminated by a Federal proposal, if enacted in its current form (2)	–	–	–	(15)	52	37	–
Charge related to the special assessment imposed by the FDIC	–	–	23	–	–	23	17
Impact of items of note on income taxes	2	–	25	(15)	52	64	18
Total after-tax impact of items of note on net income	$5	$–	$74	$(37)	$–	$42	$55
Impact of items of note on diluted EPS ($)						$0.04
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,497	$1,374	$681	$1,509	$160	$6,221	$507
Provision for (reversal of) credit losses – adjusted	329	20	244	8	(16)	585	182
Non-interest expenses – adjusted	1,273	669	379	712	326	3,359	283
Income (loss) before income taxes – adjusted	895	685	58	789	(150)	2,277	42
Income taxes – adjusted	240	187	(7)	214	(127)	507	(6)
Net income (loss) – adjusted	655	498	65	575	(23)	1,770	48
Net income attributable to non-controlling interests – adjusted	–	–	–	–	12	12	–
Net income (loss) attributable to equity shareholders – adjusted	655	498	65	575	(35)	1,758	48

Adjusted diluted EPS ($)						$1.81
(1)	Items of note are removed from reported results to calculate adjusted results.
(2)
This item of note reports the impact on consolidated income tax expense that could be subject to an adjustment to our reported results in future periods if a Federal tax proposal were to be substantively enacted in its current form. The corresponding impact on TEB in Capital Markets and Direct Financial Services and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)	CIBC total results excludes a TEB adjustment of $68 million for the quarter ended January 31, 2024 (October 31, 2023: $62 million; January 31, 2023: $62 million).
(5)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.
(6)
The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax accretes over the four-year payment period from initial recognition.

CIBC FIRST QUARTER 2024	9

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended October 31, 2023	Canadian Personal and Business Banking (5)	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,458	$1,366	$672	$1,290	$61	$5,847	$492
Provision for (reversal of) credit losses	282	11	249	4	(5)	541	183
Non-interest expenses	1,307	679	387	734	333	3,440	284
Income (loss) before income taxes	869	676	36	552	(267)	1,866	25
Income taxes	232	186	(14)	169	(192)	381	(10)
Net income (loss)	637	490	50	383	(75)	1,485	35
Net income attributable to non-controlling interests	–	–	–	–	8	8	–
Net income (loss) attributable to equity shareholders	637	490	50	383	(83)	1,477	35
Diluted EPS ($)						$1.53
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$–	$(9)	$–	$(30)	$(45)	$(6)
Impact of items of note on non-interest expenses	(6)	–	(9)	–	(30)	(45)	(6)
Total pre-tax impact of items of note on net income	6	–	9	–	30	45	6
Income taxes
Amortization of acquisition-related intangible assets	2	–	3	–	3	8	2
Impact of items of note on income taxes	2	–	3	–	3	8	2
Total after-tax impact of items of note on net income	$4	$–	$6	$–	$27	$37	$4
Impact of items of note on diluted EPS ($)						$0.04
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,458	$1,366	$672	$1,290	$61	$5,847	$492
Provision for (reversal of) credit losses – adjusted	282	11	249	4	(5)	541	183
Non-interest expenses – adjusted	1,301	679	378	734	303	3,395	278
Income (loss) before income taxes – adjusted	875	676	45	552	(237)	1,911	31
Income taxes – adjusted	234	186	(11)	169	(189)	389	(8)
Net income (loss) – adjusted	641	490	56	383	(48)	1,522	39
Net income attributable to non-controlling interests – adjusted	–	–	–	–	8	8	–
Net income (loss) attributable to equity shareholders – adjusted	641	490	56	383	(56)	1,514	39
Adjusted diluted EPS ($)						$1.57
See previous page for footnote references.

10	CIBC FIRST QUARTER 2024

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2023	Canadian Personal and Business Banking (5)	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,262	$1,351	$706	$1,481	$129	$5,929	$526
Provision for (reversal of) credit losses	158	46	98	(10)	3	295	73
Non-interest expenses	1,290	665	380	650	1,477	4,462	283
Income (loss) before income taxes	814	640	228	841	(1,351)	1,172	170
Income taxes	224	171	27	229	88	739	20
Net income (loss)	590	469	201	612	(1,439)	433	150
Net income attributable to non-controlling interests	–	–	–	–	9	9	–
Net income (loss) attributable to equity shareholders	590	469	201	612	(1,448)	424	150
Diluted EPS ($)						$0.39
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$–	$(16)	$–	$(3)	$(26)	$(12)
Increase in legal provisions	–	–	–	–	(1,169)	(1,169)	–
Impact of items of note on non-interest expenses	(7)	–	(16)	–	(1,172)	(1,195)	(12)
Total pre-tax impact of items of note on net income	7	–	16	–	1,172	1,195	12
Income taxes
Amortization of acquisition-related intangible assets	2	–	4	–	–	6	3
Increase in legal provisions	–	–	–	–	325	325	–
Income tax charge related to the 2022 Canadian Federal budget (6)	–	–	–	–	(545)	(545)	–
Impact of items of note on income taxes	2	–	4	–	(220)	(214)	3
Total after-tax impact of items of note on net income	$5	$–	$12	$–	$1,392	$1,409	$9
Impact of items of note on diluted EPS ($)						$1.55
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,262	$1,351	$706	$1,481	$129	$5,929	$526
Provision for (reversal of) credit losses – adjusted	158	46	98	(10)	3	295	73
Non-interest expenses – adjusted	1,283	665	364	650	305	3,267	271
Income (loss) before income taxes – adjusted	821	640	244	841	(179)	2,367	182
Income taxes – adjusted	226	171	31	229	(132)	525	23
Net income (loss) – adjusted	595	469	213	612	(47)	1,842	159
Net income attributable to non-controlling interests – adjusted	–	–	–	–	9	9	–
Net income (loss) attributable to equity shareholders – adjusted	595	469	213	612	(56)	1,833	159
Adjusted diluted EPS ($)						$1.94
See previous pages for footnote references.
The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2024	Net income (loss)	$650	$498	$(9)	$612	$(23)	$1,728	$(7)
Jan. 31	Add: provision for (reversal of) credit losses	329	20	244	8	(16)	585	182
	Add: income taxes	238	187	(32)	229	(179)	443	(24)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,217	705	203	849	(218)	2,756	151
	Pre-tax impact of items of note (2)	7	–	99	(52)	52	106	73
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,224	$705	$302	$797	$(166)	$2,862	$224
2023	Net income (loss)	$637	$490	$50	$383	$(75)	$1,485	$35
Oct. 31 (4)	Add: provision for (reversal of) credit losses	282	11	249	4	(5)	541	183
	Add: income taxes	232	186	(14)	169	(192)	381	(10)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,151	687	285	556	(272)	2,407	208
	Pre-tax impact of items of note (2)	6	–	9	–	30	45	6
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,157	$687	$294	$556	$(242)	$2,452	$214
2023	Net income (loss)	$590	$469	$201	$612	$(1,439)	$433	$150
Jan. 31 (4)	Add: provision for (reversal of) credit losses	158	46	98	(10)	3	295	73
	Add: income taxes	224	171	27	229	88	739	20
	Pre-provision (reversal), pre-tax earnings (losses) (1)	972	686	326	831	(1,348)	1,467	243
	Pre-tax impact of items of note (2)	7	–	16	–	1,172	1,195	12
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$979	$686	$342	$831	$(176)	$2,662	$255
(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.

CIBC FIRST QUARTER 2024	11

Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC FirstCaribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 21 of our 2023 Annual Report.
Canadian Personal and Business Banking
Canadian Personal and Business Banking
provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels to help make their ambitions a reality.
Results
(1)

$ millions, for the three months ended	2024 Jan. 31	2023 Oct. 31 (2)	2023 Jan. 31 (2)
Revenue	$2,497	$2,458	$2,262
Provision for (reversal of) credit losses
Impaired	285	259	188
Performing	44	23	(30)
Total provision for credit losses	329	282	158
Non-interest expenses	1,280	1,307	1,290
Income before income taxes	888	869	814
Income taxes	238	232	224
Net income	$650	$637	$590
Net income attributable to:
Equity shareholders	$650	$637	$590
Total revenue
Net interest income	$1,927	$1,908	$1,709
Non-interest income (3)	570	550	553
	$2,497	$2,458	$2,262
Net interest margin on average interest-earning assets (4) (5)	2.41%	2.38%	2.16%
Efficiency ratio	51.2%	53.2%	57.0%
Operating leverage	11.2%	9.2%	(8.4)%
Return on equity (6)	23.6%	25.8%	26.4%
Average allocated common equity (6)	$10,963	$9,781	$8,863
Full-time equivalent employees	13,474	13,208	13,476
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.
(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	For additional information on the composition, see the “Glossary” section.
(6)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $650 million, up $60 million from the same quarter last year, primarily due to higher revenue, partially offset by a higher provision for credit losses.
Net income was up $13 million from the prior quarter, primarily due to higher revenue and lower non-interest expenses, partially offset by a higher provision for credit losses.
Revenue
Revenue was up $235 million or 10% from the same quarter last year. Net interest income was up $218 million or 13% from the same quarter last year, primarily due to higher net interest margin and volume growth. Non-interest income was up $17 million or 3%, primarily due to higher fees.
Revenue was up $39 million or 2% from the prior quarter. Net interest income was up $19 million or 1% from the prior quarter, primarily due to higher net interest margin. Non-interest income was up $20 million or 4%, primarily due to higher fees.
Net interest margin on average interest-earning assets was up 25 basis points from the same quarter last year, mainly due to higher deposit margins.
Net interest margin on average interest-earning assets was up 3 basis points from the prior quarter, mainly due to higher relative growth in higher margin products.
Provision for (reversal of) credit losses
Provision for credit losses was up $171 million from the same quarter last year. The current quarter included a provision for credit losses on performing loans mainly due to unfavourable credit migration, while the same quarter last year included a provision reversal due to a favourable change in our economic outlook, partially offset by unfavourable credit migration. Provision for credit losses on impaired loans was up, largely due to higher write-offs in credit cards and the personal lending portfolio.
Provision for credit losses was up $47 million from the prior quarter. Provision for credit losses on performing loans was up mainly due to higher levels of unfavourable credit migration. Provision for credit losses on impaired loans was up due to higher write-offs in credit cards and personal lending portfolio.

12	CIBC FIRST QUARTER 2024

Non-interest expenses
Non-interest expenses were down $10 million or 1% from the same quarter last year, primarily due to timing of spend on strategic initiatives, partially offset by higher performance-based compensation.
Non-interest expenses were down $27 million or 2% from the prior quarter, primarily due to timing of spend on strategic initiatives and higher employee termination costs in the prior quarter, partially offset by higher performance-based compensation.
Income taxes
Income taxes were up $14 million from the same quarter last year, and were up $6 million from the prior quarter, primarily due to higher income.
Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.
Results
(1)

$ millions, for the three months ended	2024 Jan. 31	2023 Oct. 31	2023 Jan. 31
Revenue
Commercial banking	$621	$634	$621
Wealth management	753	732	730
Total revenue	1,374	1,366	1,351
Provision for credit losses
Impaired	16	11	26
Performing	4	–	20
Total provision for credit losses	20	11	46
Non-interest expenses	669	679	665
Income before income taxes	685	676	640
Income taxes	187	186	171
Net income	$498	$490	$469
Net income attributable to:
Equity shareholders	$498	$490	$469
Total revenue
Net interest income	$449	$452	$464
Non-interest income (2)	925	914	887
	$1,374	$1,366	$1,351
Net interest margin on average interest-earning assets (3)(4)	3.31%	3.37%	3.49%
Efficiency ratio	48.7%	49.7%	49.2%
Operating leverage	1.1%	0.7%	5.4%
Return on equity (5)	21.3%	23.1%	21.4%
Average allocated common equity (5)	$9,289	$8,401	$8,682
Full-time equivalent employees (6)	5,355	5,433	5,351
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
(6)
In the first quarter of 2023, 389 full-time equivalent employees related to Business Contact Centre were transferred to Corporate and Other, with no financial impact as the related costs were allocated back to Canadian Commercial Banking and Wealth Management after the transfer through our business unit allocation process.

Financial overview
Net income for the quarter was $498 million, up $29 million from the same quarter last year, primarily due to a lower provision for credit losses and higher revenue.
Net income was up $8 million from the prior quarter, primarily due to lower non-interest expenses and higher revenue, partially offset by a higher provision for credit losses.
Revenue
Revenue was up $23 million or 2% from the same quarter last year.
Commercial banking revenue was comparable with the same quarter last year, as volume growth and higher fees were offset by lower loan and deposit margins.
Wealth management revenue was up $23 million, primarily due to higher fee-based revenue from market appreciation and higher commission revenue from increased client activity, partially offset by lower deposit volume.
Revenue was up $8 million from the prior quarter.
Commercial banking revenue was down $13 million, primarily due to lower fees and lower loan margins.
Wealth management revenue was up $21 million, primarily due to higher fee-based revenue from market appreciation and higher commission revenue from increased client activity.
Net interest margin on average interest-earning assets was down 18 basis points from the same quarter last year, primarily due to lower loan margins.
Net interest margin on average interest-earning assets was down 6 basis points from the prior quarter, primarily due to lower loan margins.

CIBC FIRST QUARTER 2024	13

Provision for credit losses
Provision for credit losses was down $26 million from the same quarter last year. Provision for credit losses on performing loans was down due to unfavourable credit migration in the same quarter last year. Provision for credit losses on impaired loans was down due to lower provisions in the agriculture and the consumer goods manufacturing sectors.
Provision for credit losses was up $9 million from the prior quarter. Provision for credit losses on performing loans was up modestly. Provision for credit losses on impaired loans was up due to higher provisions in the retail and wholesale sector.
Non-interest expenses
Non-interest expenses were up $4 million or 1% from the same quarter last year, primarily due to higher performance-based compensation, partially offset by lower employee-related compensation.
Non-interest expenses was down $10 million or 1% from the prior quarter, primarily due to higher employee termination costs in the prior quarter, and lower performance-based compensation in the current quarter.
Income taxes
Income taxes were up $16 million from the same quarter last year, primarily due to higher income, and were comparable with the prior quarter.
U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management
provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating personal and small business banking services in six U.S. markets.
Results in Canadian dollars
(1)

$ millions, for the three months ended	2024 Jan. 31	2023 Oct. 31	2023 Jan. 31
Revenue
Commercial banking	$467	$462	$442
Wealth management	214	210	264
Total revenue	681	672	706
Provision for credit losses
Impaired	189	205	41
Performing	55	44	57
Total provision for credit losses	244	249	98
Non-interest expenses	478	387	380
Income (loss) before income taxes	(41)	36	228
Income taxes	(32)	(14)	27
Net income (loss)	$(9)	$50	$201
Net income (loss) attributable to:
Equity shareholders	$(9)	$50	$201
Total revenue
Net interest income	$465	$476	$476
Non-interest income	216	196	230
	$681	$672	$706
Average allocated common equity (2)	$11,618	$11,267	$11,461
Full-time equivalent employees	2,790	2,780	2,500
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

14	CIBC FIRST QUARTER 2024

Results in U.S. dollars
(1)

US$ millions, for the three months ended	2024 Jan. 31	2023 Oct. 31	2023 Jan. 31
Revenue
Commercial banking	$348	$338	$329
Wealth management	159	154	197
Total revenue	507	492	526
Provision for credit losses
Impaired	141	151	31
Performing	41	32	42
Total provision for credit losses	182	183	73
Non-interest expenses	356	284	283
Income (loss) before income taxes	(31)	25	170
Income taxes	(24)	(10)	20
Net income (loss)	$(7)	$35	$150
Net income (loss) attributable to:
Equity shareholders	$(7)	$35	$150
Total revenue
Net interest income	$346	$348	$355
Non-interest income	161	144	171
	$507	$492	$526
Net interest margin on average interest-earning assets (2)(3)	3.49%	3.44%	3.54%
Efficiency ratio	70.1%	57.6%	53.7%
Operating leverage	(29.3)%	(5.7)%	(3.1)%
Return on equity (4)	(0.3)%	1.7%	7.0%
Average allocated common equity (4)	$8,658	$8,252	$8,535
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)	For additional information on the composition, see the “Glossary” section.
(4)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net loss for the quarter was $9 million (US$7 million), compared with net income of $201 million (US$150 million) in the same quarter last year, primarily due to higher non-interest expenses, including a $91 million (US$67 million) charge related to the special assessment imposed by the FDIC, shown as an item of note, higher provision for credit losses, and lower revenue.
Net loss for the quarter was $9 million (US$7 million), compared with net income of $50 million (US$35 million) in the prior quarter, primarily due to higher non-interest expenses, including a $91 million (US$67 million) charge related to the special assessment imposed by the FDIC, as noted above, partially offset by higher revenue and a lower provision for credit losses.
Revenue
Revenue was down US$19 million or 4% from the same quarter last year.
Commercial banking revenue was up US$19 million, primarily due to higher loan margins, partially offset by lower deposit margins.
Wealth management revenue was down US$38 million, primarily due to lower deposit margins and lower annual performance-based mutual fund fees.
Revenue was up US$15 million or 3% from the prior quarter.
Commercial banking revenue was up US$10 million, primarily due to higher loan margins and higher deposit volumes, partially offset by lower deposit margins, lower loan volumes and lower fees.
Wealth management revenue was up US$5 million, primarily due to annual performance-based mutual fund fees, partially offset by lower deposit margins.
Net interest margin on average interest-earning assets was down 5 basis points from the same quarter last year, primarily due to lower deposit margins in combination with change in deposit mix and lower volumes.
Net interest margin on average interest-earning assets was up 5 basis points from the prior quarter, primarily due to higher loan margins and higher deposit volume, partially offset by lower deposit margins.
Provision for credit losses
Provision for credit losses was up US$109 million from the same quarter last year. Provision for credit losses on performing loans was comparable with the same quarter last year. Provision for credit losses on impaired loans was up due to higher provisions in the real estate and construction sector.
Provision for credit losses was down US$1 million from the prior quarter. Provision for credit losses on performing loans was up due to a provision increase in the U.S. office portfolio within the U.S. real estate and construction sector and a model parameter update, partially offset by an allowance release for credit migration from the performing to the impaired portfolio for loans in the U.S. office portfolio and a favourable change in our economic outlook for other sectors. Provision for credit losses on impaired loans was down due to lower provisions in the real estate and construction sector.
Non-interest expenses
Non-interest expenses were up US$73 million or 26% from the same quarter last year, primarily due to a US$67 million charge related to the special assessment imposed by the FDIC, shown as an item of note, and higher employee-related compensation, partially offset by lower performance-based compensation.
Non-interest expenses were up US$72 million or 25% from the prior quarter, primarily due to a US$67 million charge related to the special assessment imposed by the FDIC, as noted above, and higher performance-based compensation.

CIBC FIRST QUARTER 2024	15

Income taxes
Income tax benefit of US$24 million was recognized for the quarter, while an income tax expense of US$20 million was recognized for the same quarter in the prior year. The income tax expense was down US$44 million from the same quarter last year primarily due to lower income and earnings mix.
The income tax benefit was up US$14 million from the prior quarter, primarily due to lower income and earnings mix.
Capital Markets and Direct Financial Services
Capital Markets and Direct Financial Services
provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world, and leverages CIBC’s digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Results
(1)

$ millions, for the three months ended	2024 Jan. 31	2023 Oct. 31	2023 Jan. 31
Revenue
Global markets	$797	$555	$786
Corporate and investment banking	443	423	389
Direct financial services	321	312	306
Total revenue (2)	1,561	1,290	1,481
Provision for (reversal of) credit losses
Impaired	6	6	(11)
Performing	2	(2)	1
Total provision for (reversal of) credit losses	8	4	(10)
Non-interest expenses	712	734	650
Income before income taxes	841	552	841
Income taxes (2)	229	169	229
Net income	$612	$383	$612
Net income attributable to:
Equity shareholders	$612	$383	$612
Efficiency ratio	45.6%	56.9%	43.9%
Operating leverage	(4.1)%	(2.8)%	4.6%
Return on equity (3)	26.4%	18.8%	25.9%
Average allocated common equity (3)	$9,216	$8,122	$9,379
Full-time equivalent employees	2,388	2,411	2,330
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $68 million for the quarter ended January 31, 2024 (October 31, 2023: $62 million; January 31, 2023: $62 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was comparable with the same quarter last year, as higher revenue was partially offset by higher non-interest expenses and a provision for credit losses in the current quarter compared with a provision reversal in the same quarter last year.
Net income was up $229 million from the prior quarter, primarily due to higher revenue and lower non-interest expenses, partially offset by a higher provision for credit losses.
Revenue
Revenue was up $80 million or 5% from the same quarter last year.
Global markets revenue was up $11 million, primarily due to higher revenue from equity derivatives and foreign exchange trading, partially offset by lower fixed income trading revenue.
Corporate and investment banking revenue was up $54 million, primarily due to higher advisory revenue and debt underwriting activity, partially offset by lower corporate banking revenue.
Direct financial services revenue was up $15 million, primarily due to higher revenue from Simplii Financial and growth in our foreign exchange and payments business, partially offset by lower trading volumes in direct investing.
Revenue was up $271 million or 21% from the prior quarter.
Global markets revenue was up $242 million, primarily due to higher revenue from fixed income, foreign exchange and commodities trading, and higher financing revenue.
Corporate and investment banking revenue was up $20 million, primarily due to higher advisory and corporate banking revenue, and lower losses from our investment portfolios, partially offset by lower equity underwriting activity.
Direct financial services revenue was up $9 million, primarily due to higher trading volumes in direct investing and growth in our foreign exchange and payments business.
Provision for (reversal of) credit losses
Provision for credit losses was $8 million, compared with a provision reversal of $10 million in the same quarter last year. Provision for credit losses on performing loans was comparable with the same quarter last year. The current quarter included a provision for credit losses on impaired loans attributable to the Simplii Financial, while the same quarter last year included a provision reversal attributable to the utilities sector.
Provision for credit losses was up $4 million from the prior quarter. The current quarter included a provision for credit losses on performing loans, while the prior quarter included a provision reversal. Provision for credit losses on impaired loans was comparable with the prior quarter.
Non-interest expenses
Non-interest expenses were up $62 million or 10% from the same quarter last year, primarily due to higher spending on strategic initiatives, and higher performance-based and employee-related compensation.

16	CIBC FIRST QUARTER 2024

Non-interest expenses were down $22 million or 3% from the prior quarter, primarily due to higher legal provisions in the prior quarter, lower employee-related compensation, including from higher employee termination costs in the prior quarter, partially offset by higher performance-based compensation in the current quarter.
Income taxes
Income taxes were comparable with the same quarter last year and were up $60 million from the prior quarter, primarily due to higher income.
Corporate and Other
Corporate and Other
includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC FirstCaribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Results
(1)

$ millions, for the three months ended	2024 Jan. 31	2023 Oct. 31	2023 Jan. 31
Revenue
International banking	$239	$234	$239
Other	(131)	(173)	(110)
Total revenue (2)	108	61	129
Provision for (reversal of) credit losses
Impaired	(4)	(3)	15
Performing	(12)	(2)	(12)
Total provision for (reversal of) credit losses	(16)	(5)	3
Non-interest expenses	326	333	1,477
Loss before income taxes	(202)	(267)	(1,351)
Income taxes (2)	(179)	(192)	88
Net loss	$(23)	$(75)	$(1,439)
Net income (loss) attributable to:
Non-controlling interests	$12	$8	$9
Equity shareholders	(35)	(83)	(1,448)
Full-time equivalent employees (3)	24,040	24,242	25,873
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Revenue and income taxes of Capital Markets and Direct Financial Services are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $68 million for the quarter ended January 31, 2024 (October 31, 2023: $62 million; January 31, 2023: $62 million).

(3)
Includes full-time equivalent employees for which the expenses are allocated to the business lines within the SBUs. The majority of the full-time equivalent employees for functional and support costs of CIBC Bank USA are included in the U.S. Commercial Banking and Wealth Management SBU.

Financial overview
Net loss for the quarter was $23 million, compared with a net loss of $1,439 million in the same quarter last year, primarily due to lower non-interest expenses and a provision reversal in the current quarter compared with a provision for credit losses in the same quarter last year, partially offset by lower revenue. The same quarter last year included an increase in legal provisions, shown as an item of note.
Net loss for the quarter was $23 million, compared with a net loss of $75 million in the prior quarter, primarily due to higher revenue, a higher provision reversal of credit losses and lower non-interest expenses.
Revenue
Revenue was down $21 million or 16% from the same quarter last year.
International banking revenue was comparable with the same quarter last year, primarily due to lower fees, partially offset by higher net interest margin and the impact of foreign exchange translation.
Other revenue was down $21 million, primarily due to lower treasury revenue.
Revenue was up $47 million or 77% from the prior quarter.
International banking revenue was up $5 million, primarily due to lower provision for credit losses on debt securities and higher fees.
Other revenue was up $42 million, primarily due to higher treasury revenue resulting from the increase in funding costs passed onto the SBUs.
Provision for (reversal of) credit losses
Provision reversal of credit losses was $16 million, compared with a provision for credit losses of $3 million in the same quarter last year. Provision reversal on performing loans was comparable with the same quarter last year. The current quarter included a slight provision reversal on impaired loans, while the same quarter last year included a provision for credit losses attributable to International banking.
Provision reversal of credit losses was up $11 million from the prior quarter. Provision reversal on performing loans was up largely due to an improvement in economic outlook. Provision reversal on impaired loans was comparable with the prior quarter.
Non-interest expenses
Non-interest expenses were down $1,151 million or 78% from the same quarter last year, primarily due to a decrease in legal provisions, shown as an item of note in the prior year quarter, partially offset by higher charges related to the outsourcing of certain operational activities.
Non-interest expenses were down $7 million or 2% from the prior quarter, primarily due to a decrease in amortization and impairment of acquisition-related intangible assets, shown as an item of note, and lower expenses in International banking, partially offset by higher charges related to the outsourcing of certain operational activities.
Income taxes
Income tax benefit was up $267 million from the same quarter last year as that quarter included an income tax charge taken to recognize the CRD tax and the retroactive impact of the 1.5% tax rate increase, which was shown as an item of note.
Income tax benefit was down $13 million from the prior quarter, primarily due to lower losses.

CIBC FIRST QUARTER 2024	17

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at	2024 Jan. 31	2023 Oct. 31 (1)
Assets
Cash and deposits with banks	$46,520	$55,718
Securities	228,237	211,348
Securities borrowed and purchased under resale agreements	92,458	94,835
Loans and acceptances, net of allowance for credit losses	539,295	540,153
Derivative instruments	24,634	33,243
Other assets	40,523	40,393
	$971,667	$975,690
Liabilities and equity
Deposits	$724,545	$723,376
Obligations related to securities lent, sold short and under repurchase agreements	117,339	113,865
Derivative instruments	32,687	41,290
Other liabilities	34,927	37,513
Subordinated indebtedness	7,843	6,483
Equity	54,326	53,163
	$971,667	$975,690
(1)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.
Assets
As at January 31, 2024, total assets were down $4.0 billion from October 31, 2023, net of approximately $11 billion due to the depreciation of the U.S. dollar.
Cash and deposits with banks decreased by $9.2 billion or 17%, primarily due to lower short-term placements in Treasury.
Securities increased by $16.9 billion or 8%, primarily due to increases in equity trading securities, debt security portfolios in our trading businesses and Treasury, and mortgage-backed securities.
Securities borrowed and purchased under resale agreements decreased by $2.4 billion or 3%, primarily due to client-driven activities.
Loans and acceptances, net of allowance for credit losses, decreased by $0.9 billion, primarily due to decreases in business and government loans, which was net of the impact of foreign exchange translation, partially offset by an increase in Canadian residential mortgages.
Derivative instruments decreased by $8.6 billion or 26%, largely driven by decreases in foreign exchange, interest rate, and other commodity derivatives valuation, partially offset by an increase in equity derivatives valuation.
Other assets increased by $0.1 billion, primarily due to increases in broker receivables, partially offset by a decrease in collateral pledged for derivatives.
Liabilities
As at January 31, 2024, total liabilities were down $5.2 billion or 1% from October 31, 2023, net of approximately $10 billion due to the depreciation of the U.S. dollar.
Deposits increased by $1.2 billion, primarily due to increased wholesale funding and retail volume growth, partially offset by a decrease in business and government deposits. Further details on the composition of deposits are provided in Note 7 to our interim consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements increased by $3.5 billion or 3%, primarily due to client-driven
activities.
Derivative instruments decreased by $8.6 billion or 21%, largely driven by decreases in foreign exchange and interest rate derivatives valuation, partially offset by increases in other commodity and equity derivatives valuation.
Other liabilities decreased by $2.6 billion or 7%, primarily due to decreases in acceptances, settlement of employee compensation and benefits accruals, and accounts payable and accrued expenses.
Subordinated indebtedness increased by $1.4 billion or 21% due to the issuance of subordinated indebtedness during the current quarter. For further details see the “Capital management” section.
Equity
As at January 31, 2024, equity increased by $1.2 billion or 2% from October 31, 2023, primarily due to a net increase in retained earnings from net income that exceeded dividends and distributions and the negative retained earnings adjustment from the adoption of IFRS 17, and the issuance of common shares primarily related to our shareholder investment plan, partially offset by a net decrease in accumulated other comprehensive income (AOCI). The net decline in AOCI primarily resulted from a net foreign currency translation loss related to our net investment in foreign operations and net losses due to fair value change of fair value option (FVO) liabilities attributable to change in credit risk, partially offset by net gains on cash flow hedges and debt securities measured at fair value through other comprehensive income (FVOCI).

18	CIBC FIRST QUARTER 2024

Capital management
Our overall capital management objective is to maintain a strong and efficient capital base. For additional details on capital management, see pages 35 to 45 of our 2023 Annual Report.
Regulatory capital and total loss absorbing capacity (TLAC) requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.
The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects D-SIBs to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB was 3.5% as of January 31, 2024, which was increased from 3.0% effective November 1, 2023, but can range from 0% to 4.0% of RWA. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures.
In addition, the Basel III capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
Under OSFI’s TLAC guideline, D-SIBs are required to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in eligible instruments with a residual maturity greater than 365 days. TLAC is required to ensure that a non-viable D-SIB has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the D-SIB while minimizing adverse impacts on the financial sector stability and taxpayers.
OSFI’s current regulatory capital and TLAC targets are summarized below. Targets may be higher for certain institutions at OSFI’s discretion. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI.

As at January 31, 2024	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	3.5%	11.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	3.5%	13.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	3.5%	15.0%
Leverage ratio	3.0%	n/a	0.5%	3.5%	n/a	3.5%
TLAC ratio	18.0%	2.5%	1.0%	21.5%	3.5%	25.0%
TLAC leverage ratio	6.75%	n/a	0.5%	7.25%	n/a	7.25%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at January 31, 2024.
(2)	The DSB was increased to 3.5% from 3.0%, effective November 1, 2023. On December 8, 2023, OSFI announced the DSB will remain at 3.5%.
n/a	Not applicable.
Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2023 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

CIBC FIRST QUARTER 2024	19

Regulatory capital, leverage and TLAC ratios
Our capital and TLAC positions remain above OSFI regulatory requirements. Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at	2024 Jan. 31	2023 Oct. 31
CET1 capital	$41,160	$40,327
Tier 1 capital	46,103	45,270
Total capital	53,779	52,119
RWA consisting of:
Credit risk	$260,352	$274,714
Market risk	11,634	8,004
Operational risk	44,347	43,402
Total RWA	$316,333	$326,120

CET1 ratio	13.0%	12.4%
Tier 1 capital ratio	14.6%	13.9%
Total capital ratio	17.0%	16.0%
Leverage ratio exposure	$1,080,906	$1,079,103
Leverage ratio	4.3%	4.2%
TLAC available	$99,812	$100,176
TLAC ratio	31.6%	30.7%
TLAC leverage ratio	9.2%	9.3%
CET1 ratio
The CET1 ratio at January 31, 2024 increased 0.6% from October 31, 2023, driven by the impact of a decrease in RWA and an increase in CET1 capital.
The increase in CET1 capital was mainly due to internal capital generation (net income less dividends and distributions), an increase in common shares primarily related to our shareholder investment plan and the increase in AOCI related to debt securities measured at FVOCI, partially offset by the impact of foreign currency translation and the adoption of IFRS 17.
The decrease in RWA was due to a reduction in credit risk RWA, partially offset by increases in market risk and operational risk RWA. The reduction in credit risk RWA was mainly due to converting the majority of CIBC Bank USA’s credit portfolios to the internal ratings-based (IRB) approach from the standardized approach, regulatory changes impacting the credit valuation adjustment (CVA), foreign currency translation and credit portfolio migration, partly offset by regulatory changes related to certain residential mortgages in negative amortization. The increase in market risk RWA was mainly due to the implementation of Basel III reforms related to market risk and an increase in risk levels. The increase in operational risk RWA was due to an increase in risk levels.
Tier 1 capital ratio
The Tier 1 capital ratio at January 31, 2024 increased 0.7% from October 31, 2023, primarily due to the factors affecting the CET1 ratio noted above.
Total capital ratio
The Total capital ratio at January 31, 2024 increased 1.0% from October 31, 2023, primarily due to a $1.25 billion issuance of subordinated debentures in the current quarter included in Tier 2 capital and the factors affecting the Tier 1 capital ratio noted above, partially offset by a decrease in eligible allowances included in Tier 2 capital. See the “Capital initiatives” section for further details.
Leverage ratio
The leverage ratio at January 31, 2024 increased 0.1% from October 31, 2023, primarily driven by the increase in Tier 1 capital discussed above, partially offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in on-balance sheet exposures, partially offset by a decrease in securities financing transactions (SFT) and derivatives exposures.
TLAC ratio and TLAC leverage ratio
The TLAC ratio at January 31, 2024 increased 0.9% from October 31, 2023, driven by a decrease in RWA, partially offset by a decrease in total TLAC instruments. The decrease in TLAC instruments was primarily a result of lower issuances of bail-in eligible liabilities, partially offset by higher total capital due to the factors noted above.
The TLAC leverage ratio at January 31, 2024 decreased 0.1% from October 31, 2023, primarily due to the decrease in TLAC instruments as noted above and the increase in leverage ratio exposure as noted above.
Continuous enhancement to regulatory capital and TLAC requirements
The discussion below provides an update to Basel III reforms and revised Pillar 3 disclosure requirements and BCBS and OSFI publications that have been issued since our 2023 Annual Report.
Basel III reforms and revised Pillar 3 disclosure requirements
In 2023, we adopted revised CAR and LAR guidelines that came into effect in the second quarter of 2023 as part of OSFI’s implementation of the Basel III reforms, and implemented related revised Pillar 3 disclosure that became effective in the second and fourth quarters of 2023. In the first quarter of 2024, we implemented the Basel III reforms related to the revised market risk and CVA frameworks that became effective as of November 1, 2023. The related revised Pillar 3 disclosure for market risk and CVA will be implemented in the fourth quarter of 2024. The impact to the CET1 ratio from the Basel III reforms are noted above in the “Regulatory capital, leverage and TLAC ratios” section.
Parental Stand-Alone (Solo) TLAC Framework
The final guideline for the Solo TLAC Framework became effective for D-SIBs as of November 1, 2023. The Solo TLAC ratio is built on the risk-based TLAC ratio set out in the TLAC Guideline and the risk-based capital ratios described in the CAR Guideline. The risk-based Solo TLAC ratio will be the primary basis used by OSFI to measure the sufficiency of loss capacity that is readily available to the parent bank on a stand-alone, legal entity basis.
We continue to monitor and prepare for developments impacting regulatory capital and TLAC requirements and disclosures.

20	CIBC FIRST QUARTER 2024

Capital initiatives
The following were the main capital initiatives undertaken in 2024:
Employee share purchase plan
Pursuant to the employee share purchase plan, we issued 671,192 common shares for consideration of $39 million for the current quarter ended January 31, 2024.
Shareholder investment plan
Pursuant to the shareholder investment plan, we issued 5,117,729 common shares for consideration of $308 million for the current quarter ended January 31, 2024.
Dividends
Common and preferred share dividends are declared quarterly at the discretion of the CIBC Board of Directors. The declaration and payment of dividends is governed by Section 79 of the
Bank Act
(Canada), the terms of the preferred shares, as explained in Note 15 to the consolidated financial statements included in our 2023 Annual Report.
Subordinated indebtedness
On January 16, 2024, we issued $1.25 billion principal amount of 5.30% Debentures due January 16, 2034. The Debentures bear interest at a fixed rate of 5.30% per annum (paid semi-annually) until January 16, 2029, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 2.02% per annum (paid quarterly) thereafter until maturity on January 16, 2034. The debenture qualifies as Tier 2 capital.
Convertible instruments
The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at January 31, 2024	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$2.50	160,000,000
Series 41 (NVCC)	12,000,000	300	2.50	120,000,000
Series 43 (NVCC)	12,000,000	300	2.50	120,000,000
Series 47 (NVCC)	18,000,000	450	2.50	180,000,000
Series 49 (NVCC)	13,000,000	325	2.50	130,000,000
Series 51 (NVCC)	10,000,000	250	2.50	100,000,000
Series 56 (NVCC)	600,000	600	2.50	240,000,000
Limited recourse capital notes (2)(3)
4.375% Limited recourse capital notes Series 1 (NVCC)	n/a	750	2.50	300,000,000
4.000% Limited recourse capital notes Series 2 (NVCC)	n/a	750	2.50	300,000,000
7.150% Limited recourse capital notes Series 3 (NVCC)	n/a	800	2.50	320,000,000
Subordinated indebtedness (2)(4)
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	2.50	900,000,000
2.01% Debentures due July 21, 2030 (NVCC)	n/a	1,000	2.50	600,000,000
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000	2.50	600,000,000
4.20% Debentures due April 7, 2032 (NVCC)	n/a	1,000	2.50	600,000,000
5.33% Debentures due January 20, 2033 (NVCC)	n/a	1,000	2.50	600,000,000
5.35% Debentures due April 20, 2033 (NVCC)	n/a	750	2.50	450,000,000
5.30% Debentures due January 16, 2034 (NVCC)	n/a	1,250	2.50	750,000,000
Total		$12,425		6,470,000,000
(1)
Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 ($1,000 in the case of Series 56) plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)
Upon the occurrence of a Trigger Event, the Series 53, 54 and 55 Preferred Shares held in the Limited Recourse Trust in support of the limited recourse capital notes are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

(4)
Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

n/a	Not applicable.
The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 87% based on the number of CIBC common shares outstanding as at January 31, 2024. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at January 31, 2024, $56.9 billion (October 31, 2023: $60.8 billion) of our outstanding liabilities were subject to conversion under the bail-in regime. Under the bail-in regime, there is no fixed and pre-determined contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime. See the “Regulatory capital and total loss absorbing capacity (TLAC) requirements” section for further details.

CIBC FIRST QUARTER 2024	21

Global systemically important banks – public disclosure requirements
The following disclosure is required by OSFI pursuant to the Advisory: “Global systemically important banks – Public disclosure requirements”. The Basel Committee on Banking Supervision (BCBS) and the Financial Stability Board (FSB) identify global systemically important banks (G-SIBs). CIBC is a federally regulated bank but has not been identified as a G-SIB. However, federally regulated banks that have leverage ratio exposure measures greater than the equivalent of
€
200 billion at year-end are required to publicly disclose at a minimum 13 indicators (in Canadian equivalent values) annually used to identify G-SIBs. The indicators are calculated based on specific instructions issued by the BCBS, which are updated annually, and in accordance with regulatory scope of consolidation. As a result, values may not be directly comparable against other measures disclosed in the consolidated financial statements.
The following table provides the 13 indicators used in the BCBS assessment methodology to identify G-SIBs:

$ millions, as at or for the year ended October 31				2023	2022
Section			Indicators
A.	Cross-jurisdictional activity	1.	Cross-jurisdictional claims	$323,878	$291,289
		2.	Cross-jurisdictional liabilities	208,435	210,684	(1)
B.	Size	3.	Total exposures as defined for use in the leverage ratio (2)	$1,075,618	$1,023,383
C.	Interconnectedness	4.	Intra-financial system assets	$69,970	$70,922
		5.	Intra-financial system liabilities	79,845	66,473
		6.	Securities outstanding	223,108	226,151
D.	Substitutability/financial institution infrastructure	7.	Payments activity	$21,147,012	$20,716,002
		8.	Assets under custody	1,760,406	1,908,016
		9.	Underwritten transactions in debt and equity markets	64,211	49,465
		10.	Trading volume
			Trading volume fixed income	1,756,901	1,563,117
			Trading volume equities and other securities	2,624,925	2,930,224
E.	Complexity	11.	Notional amount of over-the-counter derivatives	$7,120,729	$6,487,648
		12.	Trading and other securities	35,314	26,928
		13.	Level 3 assets	953	1,422
(1)	Restated from amounts previously presented.
(2)
The calculation of this measure for the purposes of the G-SIB indicator disclosures excludes regulatory adjustments related to capital deductions. The October 31, 2022 amount also excludes the temporary OSFI exemption for exposures arising from central bank reserves.

Changes in G-SIB measures
Changes in measures compared with 2022 primarily reflect normal changes in business activity and movement in foreign exchange rates.
A. Cross-jurisdictional activity
The objective of this section is to measure a bank’s global footprint – i.e., the importance of a bank’s activities outside its home jurisdiction. The concept underlying this section is that the global impact of a bank’s distress or failure varies in line with its share of cross-jurisdictional assets and liabilities.
B. Size
Size is a key measure of a bank’s systemic importance as a bank’s distress or failure is more likely to damage the global economy or financial markets if its activities comprise a large share of global activity.
C. Interconnectedness
Financial distress at one institution can materially increase the likelihood of distress at other institutions given the network of contractual obligations in which these firms operate. A bank’s systemic impact is likely to be positively related to its interconnectedness with other financial institutions.
D. Substitutability/financial institution infrastructure
The objective of this section is to measure the extent to which a bank provides financial institution infrastructure. The concept underlying this section is that the greater a bank’s role in a particular business line, or as a service provider in underlying market infrastructure (e.g., payment systems), the larger the disruption will likely be in the event of its failure, in terms of both service gaps (including the cost to a failed bank’s clients of having to seek the same service from another bank) and reduced flow of market and infrastructure liquidity.
E. Complexity
The systemic impact of a bank’s distress or failure is expected to be positively related to its overall complexity – i.e., its business, structural and operational complexity. The more complex a bank is, the greater the costs and time needed to resolve the bank.
Off-balance sheet arrangements
We enter into off-balance sheet arrangements in the normal course of our business. Further details of our off-balance
sheet arrangements are provided on pages 45–46 of our 2023 Annual Report and also in Note 6 and Note 21 to the consolidated financial statements included in our 2023 Annual Report.

22	CIBC FIRST QUARTER 2024

Management of risk
Our approach to management of risk has not changed significantly from that described on pages 47 to 87 of our 2023 Annual Report.
Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU, functional group-level and regional risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s Management, in SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in its activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks. Management may include governance groups within the business to facilitate the Control Framework and other risk-related processes. A Governance Group refers to a group within Business Unit Management (first line of defence) whose focus is to manage governance, risk and control activities on behalf of that Business Unit Management. A Governance Group is considered first line of defence, in conjunction with Business Unit Management. Control Groups are groups with enterprise-wide accountability for specific risk types and are also considered first line of defence. They provide subject matter expertise to Management and/or implement/maintain enterprise-wide control programs and activities for their domain area (for example Information Security). While Control Groups collaborate with Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.

(iii)
As the third line of defence, CIBC’s Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.
Top and emerging risks
We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 55 to 58 of our 2023 Annual Report for details regarding the following top and emerging risks:
•	Inflation, interest rates and economic growth
•	Climate risk
•	Technology, information and cyber security risk
•	Disintermediation risk
•	Third-party risk
•	U.S. banking regulation
•	Corporate transactions
The remainder of this section describes top and emerging risks that have been updated for developments that have occurred since the issuance of our 2023 Annual Report, as well as regulatory and accounting developments that are material for CIBC.

CIBC FIRST QUARTER 2024	23

Canadian consumer debt and the housing market
Household debt-to-income and debt-to-service ratios as of the third quarter of 2023 were trending in line with pre-pandemic levels, with recent trends of faster growth in disposable income while debt growth has slowed. Mortgage debt continues to trend at historically high levels, while non-mortgage debt-to-income and debt-to-service ratios remain at historically low levels as clients maintain low utilization and high payment rates. Mortgage service ratios could continue to climb as mortgages continue to renew at higher rates, and income growth is expected to decelerate from a slowing labour market.
2023 housing sale volumes have slowed to 2018 levels, and the home price index has decreased four months in a row since interest rates further increased in the third quarter of 2023, but remains 4% higher than the first quarter of 2023. Sustained high interest rates will maintain pressure on sales and mortgage growth that will put denominator pressure on serious arrears rates, as delinquencies rise from fiscal 2021–2022 cohorts maturing. Unemployment has increased to pre-pandemic levels but remain at relatively low levels, historically. Further increases to unemployment could elevate non-mortgage debt levels, as well as unsecured delinquency and loss rates, typical of the credit cycle. OSFI has revised its Capital Adequacy Requirements and Mortgage Insurer Capital Adequacy Test guidelines, resulting in an increase to RWA for mortgages that have been in negative amortization for three consecutive months with loan-to-value (LTV) over 65%, effective November 1, 2023. CIBC has implemented these changes.
Geopolitical risk
The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading market risk positions. Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:
•	Conflict in the Middle East;
•	Relations between the U.S. and Iran;
•	The war in Ukraine;
•	Ongoing U.S., Canada and China relations and trade issues; and
•	Rising civil unrest and activism globally.
While it is impossible to predict where new geopolitical disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Commodity prices
Commodity prices generally declined this quarter, led by the energy sector. Crude oil prices have fallen from their recent peak at the start of the conflict in the Middle East, remaining range-bound due to lower than expected demand and higher supply from non-OPEC countries. However, Middle East tensions escalated in January with Red Sea shipping disruptions and drone attacks on U.S. troops, increasing the upside risk for oil prices. Natural gas price reductions are linked to the mild winter season and higher storage build. Gold prices have risen slightly since October 2023 and continues to draw interest as a hedge against geopolitical concerns. CIBC continues to monitor longer-term developments as geopolitical tensions and desire for energy independence face off against decarbonization ambitions.
Data and Artificial Intelligence risk
Throughout fiscal 2023, we observed growth in Generative Artificial Intelligence (AI) tools and a steady increase in AI exploration at the bank. The commercialization of advanced language models, advances in access and availability, and an emphasis on responsible practices have opened up several use cases. There is increased public and regulatory attention to AI’s ethical implications, including concerns about accuracy, bias and fairness. To address this, AI governance is under development at the bank, as well as an enterprise-wide AI framework, incorporating trustworthy AI principles into AI development and deployment practices. From a model risk perspective, OSFI released an updated draft of Guideline E-23 on Model Risk Management which recognizes the surge in AI and Machine Learning (ML) analytics increasing the risk arising from the use of models. As such, the definition of “model” in the updated draft Guideline E-23 expressly includes AI/ML methods. As we navigate through the complexities of AI integration, our approach will remain rooted in ensuring responsible use, model validation, data protection and robust cyber security measures.
Anti-money laundering, anti-terrorist financing and sanctions
Money laundering, terrorist financing activities and other related crimes pose a threat to the stability and integrity of a country’s financial sector and its broader economy. In recognition of this threat, the international community has made the fight against these illegal activities a priority. We are committed to adhering to all regulatory requirements pertaining to anti-money laundering (AML), anti-terrorist financing (ATF) and sanctions in the jurisdictions where we operate and implementing best practices to minimize the impact of such activities. In Canada, to improve the effectiveness of the AML/ATF regime, amendments to the regulations under the
Proceeds of Crime (Money Laundering) and Terrorist Financing Act
continue to be published, with some provisions coming into force in 2024. In accordance with these amendments, we have implemented procedures, processes and controls with respect to client due diligence, record keeping and reporting as well as mandatory annual AML/ATF and Sanctions training for all employees to ensure that relevant regulatory obligations are met in each jurisdiction where we operate. Canada, the U.S., the U.K. and the EU continue to expand and adjust economic sanctions related to the Russia-Ukraine war, and more recently with respect to the conflict in the Middle East, which continue to develop. While overall exposure is deemed limited, we continue to monitor and enhance controls, as required to respond to these evolving situations.
Interbank Offered Rate transition
Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar benchmark rates have been reformed and replaced by alternative benchmark rates (alternative rates) that meet regulatory definitions. Sterling, Japanese yen, Swiss franc, Euro and some USD LIBOR settings transitioned to alternative rates in 2022, and the remaining USD LIBOR settings transitioned in 2023. CDOR is expected to transition to an alternative rate in June 2024. See the “Other regulatory developments” section for further details.

24	CIBC FIRST QUARTER 2024

Tax reform
On November 28, 2023, the Canadian federal government tabled Bill C-59 in Parliament, which includes draft legislation to implement certain tax measures from the 2023 fall economic statement and 2023 federal budget. Bill C-59 includes a proposed denial of the dividends received deduction for Canadian shares held as mark-to-market property by Canadian banks and insurance companies, as well as a 2% tax on certain share buy backs. The proposed application date for these measures is January 1, 2024. Bill C-59 was not substantively enacted as at January 31, 2024.
On August 4, 2023, the Canadian federal government released a draft GMTA. The GMTA is not included in Bill C-59 and has not otherwise been tabled in Parliament as at January 31, 2024. The GMTA would implement rules in Canada for a 15% global minimum tax regime as part of Canada’s agreement to adopt the OECD Pillar Two regime for a global minimum tax. More than 135 OECD member countries have agreed to adopt the regime. Pillar Two rules are in different stages of adoption globally. Certain countries in which CIBC operates have enacted Pillar Two legislation, however, the legislation is not yet in effect in those countries. In order to meet OECD’s recommended timing, the GMTA is expected to be enacted in 2024 and with application as of CIBC’s 2025 fiscal year. CIBC continues to evaluate the impact of these changes on our global operations. See the “Financial results review – Taxes” section for further details.
Regulatory developments
See the “Capital management”, “Credit risk” and “Accounting and control matters” sections for additional information on regulatory developments.
Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at January 31, 2024:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Includes counterparty credit risk (CCR) of $9 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR of $11,438 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $465 million, which comprises derivatives and repo-style transactions.
(5)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(6)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

CIBC FIRST QUARTER 2024	25

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Exposure to credit risk
The following table provides our exposure to credit risk by portfolios based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of exposure at default (EAD), which is net of derivative master netting agreements and CVA but is before allowance for credit losses or credit risk mitigation for IRB approaches. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral.

$ millions, as at	2024 Jan. 31			2023 Oct. 31
	IRB approach (1)	Standardized approach	Total	IRB approach (1)	Standardized approach	Total
Business and government portfolios
Drawn	$378,371	$14,532	$392,903	$318,366	$80,259	$398,625
Undrawn commitments	68,698	984	69,682	58,823	9,661	68,484
Repo-style transactions	352,318	–	352,318	340,267	–	340,267
Other off-balance sheet	16,311	390	16,701	15,482	937	16,419
OTC derivatives	15,713	75	15,788	17,688	140	17,828
Gross EAD on business and government portfolios	831,411	15,981	847,392	750,626	90,997	841,623
Less: Collateral held for repo-style transactions	336,055	–	336,055	325,118	–	325,118
Net EAD on business and government portfolios	495,356	15,981	511,337	425,508	90,997	516,505
Retail portfolios
Drawn	323,594	7,562	331,156	320,785	11,012	331,797
Undrawn commitments	106,767	3,934	110,701	103,846	3,826	107,672
Other off-balance sheet	386	103	489	413	116	529
Gross EAD on retail portfolios	430,747	11,599	442,346	425,044	14,954	439,998
Securitization exposures (2)	24,511	14,818	39,329	24,171	13,870	38,041
Gross EAD (3)	$1,286,669	$42,398	$1,329,067	$1,199,841	$119,821	$1,319,662
Net EAD (3)	$950,614	$42,398	$993,012	$874,723	$119,821	$994,544
(1)	Beginning in the first quarter of 2024, the IRB approach was applied to the majority of our credit portfolios within CIBC Bank USA, which previously followed the standardized approach.
(2)
OSFI guidelines define a hierarchy of approaches for treating securitization exposures in our banking book. Depending on the underlying characteristics, exposures are eligible for either the standardized approach or the IRB approach. The external ratings-based approach (SEC-ERBA), which is inclusive of the internal assessment approach (SEC-IAA), includes exposures that qualify for the IRB approach, as well as exposures under the standardized approach.

(3)
Excludes exposures arising from derivative and repo-style transactions which are cleared through qualified central counterparties (QCCPs) as well as credit risk exposures arising from other assets that are subject to the credit risk framework, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions which are risk-weighted at 1250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted at 250%. Non-trading equity exposures are also excluded and are subject to a range of risk-weightings dependent on the nature of the security.

Forbearance techniques
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

26	CIBC FIRST QUARTER 2024

Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is lower risk compared with other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
The following disclosures are required by OSFI pursuant to the Guideline B-20 “Residential Mortgage Underwriting Practices and Procedures” (Guideline B-20).
The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at January 31, 2024	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$18.9	13%	$130.5	87%	$10.8	100%	$18.9	12%	$141.3	88%
British Columbia and territories (4)	6.2	12	45.1	88	3.9	100	6.2	11	49.0	89
Alberta	10.6	41	15.5	59	1.8	100	10.6	38	17.3	62
Quebec	4.7	21	17.3	79	1.2	100	4.7	20	18.5	80
Central prairie provinces	2.8	39	4.3	61	0.6	100	2.8	36	4.9	64
Atlantic provinces	2.8	31	6.2	69	0.7	100	2.8	29	6.9	71
Canadian portfolio (5)(6)	46.0	17	218.9	83	19.0	100	46.0	16	237.9	84
U.S. portfolio (5)	–	–	2.6	100	–	–	–	–	2.6	100
Other international portfolio (5)	–	–	2.7	100	–	–	–	–	2.7	100
Total portfolio	$46.0	17%	$224.2	83%	$19.0	100%	$46.0	16%	$243.2	84%
October 31, 2023	$47.4	17%	$223.9	83%	$19.0	100%	$47.4	16%	$242.9	84%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at January 31, 2024 and October 31, 2023.
(3)
Includes $8.4 billion (October 31, 2023: $8.7 billion) of insured residential mortgages, $80.5 billion (October 31, 2023: $80.1 billion) of uninsured residential mortgages, and $6.2 billion (October 31, 2023: $6.2 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)
Includes $2.7 billion (October 31, 2023: $2.8 billion) of insured residential mortgages, $30.6 billion (October 31, 2023: $30.9 billion) of uninsured residential mortgages, and $2.5 billion (October 31, 2023: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)
58% (October 31, 2023: 58%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

The average loan-to-value (LTV) ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the quarter ended January 31, 2024, are provided in the following table:

	2024 Jan. 31		2023 Oct. 31		2023 Jan. 31
For the three months ended	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	66%	66%	65%	64%	65%	65%
British Columbia and territories (3)	63	63	62	62	62	62
Alberta	71	71	71	72	72	71
Quebec	68	70	68	69	68	70
Central prairie provinces	71	74	71	72	71	72
Atlantic provinces	68	69	68	69	69	69
Canadian portfolio (4)	67%	66%	66%	65%	66%	65%
U.S. portfolio (4)	65%	n/m	70%	n/m	63%	n/m
Other international portfolio (4)	73%	n/m	71%	n/m	71%	n/m
(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 66% (October 31, 2023: 65%; January 31, 2023: 65%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 62% (October 31, 2023: 62%; January 31, 2023: 61%).
(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
January 31, 2024 (1)(2)	54%	51%
October 31, 2023 (1)(2)	52%	50%
(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for January 31, 2024 and October 31, 2023 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of December 31, 2023 and September 30, 2023, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)
Average LTV ratio on our uninsured GTA residential mortgage portfolio was 51% (October 31, 2023: 49%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 44% (October 31, 2023: 44%).

CIBC FIRST QUARTER 2024	27

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.
Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
January 31, 2024	–%	1%	1%	11%	49%	38%	–%	–%
October 31, 2023	–%	1%	1%	11%	50%	37%	–%	–%
U.S. portfolio
January 31, 2024	–%	–%	–%	2%	11%	87%	–%	–%
October 31, 2023	–%	1%	–%	2%	10%	87%	–%	–%
Other international portfolio
January 31, 2024	7%	12%	20%	22%	22%	16%	1%	–%
October 31, 2023	7%	12%	20%	23%	21%	16%	1%	–%
Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years (1)
Canadian portfolio
January 31, 2024	1%	3%	6%	14%	31%	23%	1%	21%
October 31, 2023	1%	3%	6%	13%	31%	22%	2%	22%
U.S. portfolio
January 31, 2024	1%	2%	6%	8%	12%	71%	–%	–%
October 31, 2023	1%	2%	7%	8%	11%	71%	–%	–%
Other international portfolio
January 31, 2024	7%	12%	20%	22%	22%	16%	1%	–%
October 31, 2023	7%	12%	20%	23%	21%	16%	1%	–%
(1)
Includes variable rate mortgages of $55.9 billion (October 31, 2023: $59.9 billion), of which $38.1 billion (October 31, 2023: $42.9 billion) relates to mortgages in which all of the fixed contractual payments are currently being applied to interest based on the rates in effect at January 31, 2024 and October 31, 2023, respectively, and the terms of the mortgages, with the portion of the contractual interest requirement not met by the payments being added to the principal. Since the amortization profile reflected in this table is based on the current amount of existing contractual payments, it does not reflect that the contractual payment amount is required to be increased at the time of renewal by the amount necessary to reduce the amortization period down to the period in effect at the time the mortgage was originally provided.

The extended amortization profile is driven by the prime rate increases that commenced earlier in 2022, impacting clients with a variable rate mortgage. The increase in interest rates had no impact on the remaining amortization period for fixed rate mortgages which in the current interest rate environment are assumed to be renewed at the same or a shorter amortization period.
We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at January 31, 2024, our Canadian condominium mortgages were $40.3 billion (October 31, 2023: $40.2 billion) of which 18% (October 31, 2023: 18%) were insured. Our drawn developer loans were $2.1 billion (October 31, 2023: $2.2 billion) or 1.1% (October 31, 2023: 1.1%) of our business and government portfolio, and our related undrawn exposure was $6.2 billion (October 31, 2023: $6.3 billion). The condominium developer exposure is diversified across 121 projects.
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our capital position should be sufficient to absorb mortgage and HELOC losses.
On December 12, 2023, OSFI and the Department of Finance confirmed that the minimum qualifying rate for uninsured and insured mortgages will remain at the higher of: (i) the mortgage contract rate plus 2%; or (ii) 5.25% as a minimum floor.

28	CIBC FIRST QUARTER 2024

Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

$ millions, as at or for the three months ended	2024 Jan. 31			2023 Oct. 31			2023 Jan. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$1,956	$1,034	$2,990	$1,711	$905	$2,616	$920	$823	$1,743
Classified as impaired during the period	456	633	1,089	509	582	1,091	232	489	721
Transferred to performing during the period	(78)	(88)	(166)	(15)	(82)	(97)	(47)	(91)	(138)
Net repayments (1)	(226)	(124)	(350)	(127)	(113)	(240)	(41)	(92)	(133)
Amounts written off	(222)	(289)	(511)	(188)	(272)	(460)	(11)	(222)	(233)
Foreign exchange and other	(47)	(8)	(55)	66	14	80	(11)	(7)	(18)

Balance at end of period	$1,839	$1,158	$2,997	$1,956	$1,034	$2,990	$1,042	$900	$1,942

Allowance for credit losses – impaired loans	$636	$437	$1,073	$667	$405	$1,072	$410	$327	$737
Net impaired loans (2)
Balance at beginning of period	$1,289	$629	$1,918	$1,084	$532	$1,616	$569	$510	$1,079
Net change in gross impaired	(117)	124	7	245	129	374	122	77	199
Net change in allowance	31	(32)	(1)	(40)	(32)	(72)	(59)	(14)	(73)

Balance at end of period	$1,203	$721	$1,924	$1,289	$629	$1,918	$632	$573	$1,205

Net impaired loans as a percentage of net loans and acceptances			0.36%			0.36%			0.23%
(1)	Includes disposals of loans.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.
Gross impaired loans
As at January 31, 2024, gross impaired loans were $2,997 million, up $1,055 million from the same quarter last year, primarily due to increases in the real estate and construction sector in the U.S., as well as the Canadian residential mortgages and personal lending portfolios, partially offset by a decrease in International banking.
Gross impaired loans were up $7 million from the prior quarter, primarily due to increases in the Canadian residential mortgages and personal lending portfolios, as well as the real estate and construction, and the business services sectors, partially offset by a decrease in the retail and wholesale sector and the impact of U.S. dollar depreciation.
45% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the real estate and construction, the education, health and social services, and the retail and wholesale sectors accounted for the majority.
43% of gross impaired loans related to the U.S., of which the real estate and construction, the business services, the financial institutions, and the retail and wholesale sectors accounted for the majority.
The remaining gross impaired loans related to International banking, of which the residential mortgages and personal lending portfolios, as well as the business services, and the real estate and construction sectors accounted for the majority.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $1,073 million, up $336 million from the same quarter last year, primarily due to increases in the real estate and construction sector in the U.S., as well as the Canadian residential mortgages and personal lending portfolios, partially offset by a decrease in the retail and wholesale sector.
Allowance for credit losses on impaired loans was up $1 million from the prior quarter, with increases in the real estate and construction sector in the U.S., and the Canadian residential mortgages portfolio, offset by a decrease in the retail and wholesale sector.

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at			2024 Jan. 31	2023 Oct. 31
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$1,024	$–	$1,024	$1,019
Personal	302	–	302	280
Credit card	269	150	419	361
Business and government	243	–	243	184
	$1,838	$150	$1,988	$1,844

CIBC FIRST QUARTER 2024	29

Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative mark-to-market (MTM) receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at January 31, 2024	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$11,780	$2,706	$2,592	$17,078	$6,460	$929	$7,389	$657	$14	$412	$1,083	$25,550
Europe excluding U.K. (2)	8,144	2,155	4,794	15,093	6,560	1,416	7,976	74	164	792	1,030	24,099
Caribbean	5,098	2,197	3,100	10,395	1,883	2,091	3,974	29	–	52	81	14,450
Latin America (3)	690	33	8	731	452	11	463	–	64	–	64	1,258
Asia	631	4,804	1,934	7,369	331	515	846	–	200	782	982	9,197
Oceania (4)	7,180	988	741	8,909	3,319	85	3,404	29	–	18	47	12,360
Other	394	–	48	442	349	1	350	70	–	–	70	862
Total (5)	$33,917	$12,883	$13,217	$60,017	$19,354	$5,048	$24,402	$859	$442	$2,056	$3,357	$87,776
October 31, 2023 (6)	$29,883	$11,469	$14,007	$55,359	$20,111	$5,822	$25,933	$986	$523	$1,884	$3,393	$84,685
(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $3.4 billion (October 31, 2023: $3.4 billion), collateral on repo-style transactions was $79.1 billion (October 31, 2023: $82.1 billion), and both comprise cash and investment grade debt securities.

(2)	Exposures to Russia and Ukraine are de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $4,791 million (October 31, 2023: $5,293 million) to supranationals (a multinational organization or a political union comprising member nation-states).
(6)	Prior period amounts have been restated to conform with the current quarter’s presentation.
U.S. office real estate exposure
As at January 31, 2024, our drawn real estate and construction portfolio in the U.S. was $22,078 million (October 31, 2023: $23,468 million), including $4,369 million (US$3,250 million) (October 31, 2023: $4,723 million (US$3,405 million)) related to U.S. office real estate exposure. Our total drawn commercial loans outstanding related to U.S. office commercial real estate was $4,644 million (US$3,454 million) (October 31, 2023: $5,067 million (US$3,653 million)), including $273 million (US$203 million) (October 31, 2023: $344 million (US$248 million)) in sectors outside of real estate and construction, out of which $908 million (US$675 million) (October 31, 2023: $913 million (US$659 million)) was impaired. The average LTV at origination of the portfolio was 60% (October 31, 2023: 60%), however values have dropped significantly due to sector headwinds. We are closely monitoring this portfolio as conditions evolve.

30	CIBC FIRST QUARTER 2024

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading portfolio consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The non-trading portfolio consists of positions in various currencies that related to asset/liability management (ALM) and investment activities.
Risk measurement
The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2024 Jan. 31					2023 Oct. 31 (1)
		Subject to market risk (2)					Subject to market risk (2)
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$8,910	$–		$2,607	$6,303	$20,816	$–		$2,777	$18,039	Foreign exchange
Interest-bearing deposits with banks	37,610	1		37,609	–	34,902	–		34,902	–	Interest rate
Securities	228,237	77,010		151,227	–	211,348	65,728		145,620	–	Interest rate, equity
Cash collateral on securities borrowed	19,763	–		19,763	–	14,651	–		14,651	–	Interest rate
Securities purchased under resale agreements	72,695	11,011	(3)	61,684	–	80,184	–		80,184	–	Interest rate
Loans
Residential mortgages	274,478	–		274,478	–	274,244	–		274,244	–	Interest rate
Personal	45,460	–		45,460	–	45,587	–		45,587	–	Interest rate
Credit card	18,617	–		18,617	–	18,538	–		18,538	–	Interest rate
Business and government	194,904	180		194,724	–	194,870	117		194,753	–	Interest rate
Allowance for credit losses	(4,020)	–		(4,020)	–	(3,902)	–		(3,902)	–	Interest rate
Derivative instruments	24,634	22,865		1,769	–	33,243	30,756		2,487	–	Interest rate, foreign exchange
Customers’ liability under acceptances	9,856	–		9,856	–	10,816	–		10,816	–	Interest rate
Other assets	40,523	2,045		25,201	13,277	40,393	1,947		24,833	13,613	Interest rate, equity, foreign exchange
	$971,667	$113,112		$838,975	$19,580	$975,690	$98,548		$845,490	$31,652
Deposits	$724,545	$25,924	(4)	$632,911	$65,710	$723,376	$23,190	(4)	$635,028	$65,158	Interest rate
Obligations related to securities sold short	20,138	20,042		96	–	18,666	17,710		956	–	Interest rate
Cash collateral on securities lent	7,591	–		7,591	–	8,081	–		8,081	–	Interest rate
Obligations related to securities sold under repurchase agreements	89,610	–		89,610	–	87,118	–		87,118	–	Interest rate
Derivative instruments	32,687	31,428		1,259	–	41,290	39,081		2,209	–	Interest rate, foreign exchange
Acceptances	9,910	–		9,910	–	10,820	–		10,820	–	Interest rate
Other liabilities	25,017	3,003		11,062	10,952	26,693	2,789		11,827	12,077	Interest rate
Subordinated indebtedness	7,843	–		7,843	–	6,483	–		6,483	–	Interest rate
	$917,341	$80,397		$760,282	$76,662	$922,527	$82,770		$762,522	$77,235
(1)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.
(2)	Funding valuation adjustment (FVA) exposures are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA exposures also excluded.
(3)	Beginning in the first quarter of 2024, certain balances have been reclassified to trading as part of the implementation of the Basel III reforms for market risk.
(4)	Comprises FVO deposits which are considered trading for market risk purposes, including certain deposit notes that have equity risk exposures and are economically hedged by trading books.

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest
income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-Risk
Our Value-at-Risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR and other risk measures.
The following table shows VaR for our trading activities based on risk type.

$ millions, as at or for the three months ended				2024 Jan. 31		2023 Oct. 31		2023 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$11.9	$5.3	$7.5	$7.4	$7.9	$7.5	$7.1	$7.1
Credit spread risk	2.8	1.7	2.6	2.4	2.1	1.9	1.6	1.4
Equity risk	7.5	4.8	5.2	5.7	4.6	5.0	5.4	5.7
Foreign exchange risk	1.9	0.5	1.2	0.9	1.2	0.7	0.8	1.1
Commodity risk	3.8	1.6	3.0	2.7	1.9	1.9	3.4	2.5
Diversification effect (1)	n/m	n/m	(9.1)	(9.8)	(7.2)	(7.6)	(10.1)	(9.0)
Total VaR (one-day measure)	$13.1	$7.1	$10.4	$9.3	$10.5	$9.4	$8.2	$8.8
(1)
Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect. Prior period amounts have been restated to conform with the current quarter’s presentation.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average total VaR for the three months ended January 31, 2024 was down $0.1 million from the prior quarter, driven primarily by an increase in the diversification benefit, offset by increases in commodity, equity and credit spread risks.

CIBC FIRST QUARTER 2024	31

Trading revenue
Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.
During the quarter, trading revenue (TEB) was positive for 100% of the days. Average daily trading revenue (TEB) was $11.0 million during the quarter. Average daily trading revenue (TEB) is calculated as the total trading revenue (TEB) divided by the number of business days in the period.
Trading revenue (TEB) versus VaR
The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

Non-trading activities
Structural interest rate risk (SIRR)
SIRR primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity deposits and equity. All assumptions are derived empirically based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The following table shows the potential before-tax impact of an immediate and sustained 100 basis point increase and 100 basis point decrease in interest rates on projected 12-month net interest income and the economic value of equity (EVE) for our structural balance sheet, assuming no subsequent hedging.
Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2024 Jan. 31			2023 Oct. 31			2023 Jan. 31
	CAD (1)	USD	Total	CAD (1)	USD	Total	CAD (1)	USD	Total
100 basis point increase in interest rates
Increase (decrease) in net interest income	$163	$114	$277	$303	$91	$394	$255	$37	$292
Increase (decrease) in EVE	(787)	(363)	(1,150)	(588)	(295)	(883)	(523)	(335)	(858)
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(217)	(111)	(328)	(327)	(88)	(415)	(297)	(25)	(322)
Increase (decrease) in EVE	708	379	1,087	507	319	826	465	351	816
(1)	Includes CAD and other currency exposures.

3 2	CIBC FIRST QUARTER 2024

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from the Global Asset Liability Committee (GALCO).
The Treasurer is responsible for managing the activities and processes required for measurement and the reporting and monitoring of CIBC’s liquidity risk position as the first line of defence.
The Liquidity and Non-Trading Market Risk group provides independent oversight of the measurement, monitoring and control of liquidity risk, as the second line of defence.
Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
The GALCO governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and aligned with CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The Risk Management Committee (RMC) provides governance through bi-annual review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.
Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	(1)
2024	Cash and deposits with banks	$46,520	$–	$46,520	$827	$45,693
Jan. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	163,000	90,282	253,282	136,371	116,911
	Other debt securities	5,224	11,480	16,704	5,027	11,677
	Equities	50,280	35,141	85,421	39,959	45,462
	Canadian government guaranteed National Housing Act mortgage-backed securities	33,629	1,290	34,919	14,721	20,198
	Other liquid assets (2)	13,100	2,594	15,694	7,125	8,569
		$311,753	$140,787	$452,540	$204,030	$248,510
2023	Cash and deposits with banks	$55,718	$–	$55,718	$862	$54,856
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	155,487	94,880	250,367	134,415	115,952
	Other debt securities	5,729	11,681	17,410	4,343	13,067
	Equities	43,798	28,432	72,230	33,317	38,913
	Canadian government guaranteed National Housing Act mortgage-backed securities	31,733	4,908	36,641	17,365	19,276
	Other liquid assets (2)	12,597	2,685	15,282	8,238	7,044
		$305,062	$142,586	$447,648	$198,540	$249,108
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2024 Jan. 31	2023 Oct. 31
CIBC (parent)	$170,993	$175,523
Domestic subsidiaries	13,471	13,571
Foreign subsidiaries	64,046	60,014
	$248,510	$249,108

CIBC FIRST QUARTER 2024	33

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to the unencumbered liquid asset values to determine estimated cash inflows from monetization. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our unencumbered liquid assets as at January 31, 2024 decreased by $0.6 billion since October 31, 2023, primarily due to a reduction in cash balances, partially offset by an increase in unencumbered liquid securities. These changes are as a result of a reduction in client deposits over the period.
Furthermore, we maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.
Asset encumbrance

In the course of our day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered			Unencumbered			Total assets
$ millions, as at		Pledged as collateral	Other	(1)	Available as collateral	Other	(2)
2024	Cash and deposits with banks	$–	$827		$45,693	$–		$46,520
Jan. 31	Securities (3)	182,020	7,627		176,666	–		366,313
	Loans, net of allowance (4)	–	51,512		29,505	448,422		529,439
	Other assets	6,462	–		2,540	66,011		75,013
		$188,482	$59,966		$254,404	$514,433		$1,017,285
2023	Cash and deposits with banks	$–	$862		$54,856	$–		$55,718
Oct. 31	Securities (3)	173,467	7,226		169,180	–		349,873
	Loans, net of allowance (4)	–	51,357		30,111	447,869		529,337
	Other assets (5)	6,846	–		2,481	75,125		84,452
		$180,313	$59,445		$256,628	$522,994		$1,019,380
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain on-balance sheet securities, as well as off-balance sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.
(5)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize its marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.
Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

34	CIBC FIRST QUARTER 2024

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended January 31, 2024		Total unweighted value	(1)	Total weighted value (2)
HQLA
1	HQLA	n/a		$191,694
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$213,417		16,358
3	Stable deposits	98,394		2,952
4	Less stable deposits	115,023		13,406
5	Unsecured wholesale funding, of which:	241,075		116,790
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	109,712		26,314
7	Non-operational deposits (all counterparties)	100,304		59,417
8	Unsecured debt	31,059		31,059
9	Secured wholesale funding	n/a		15,229
10	Additional requirements, of which:	159,687		35,960
11	Outflows related to derivative exposures and other collateral requirements	21,344		7,718
12	Outflows related to loss of funding on debt products	5,263		5,263
13	Credit and liquidity facilities	133,080		22,979
14	Other contractual funding obligations	4,941		4,064
15	Other contingent funding obligations	423,603		8,482
16	Total cash outflows	n/a		196,883
Cash inflows
17	Secured lending (e.g. reverse repos)	112,288		28,962
18	Inflows from fully performing exposures	24,314		11,892
19	Other cash inflows	16,119		16,119
20	Total cash inflows	$152,721		$56,973
				Total adjusted value
21	Total HQLA	n/a		$191,694
22	Total net cash outflows	n/a		$139,910
23	LCR	n/a		137%
$ millions, average of the three months ended October 31, 2023				Total adjusted value
24	Total HQLA	n/a		$187,770
25	Total net cash outflows	n/a		$138,857
26	LCR	n/a		135%
(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at January 31, 2024 increased to 137% from 135% in the prior quarter, due to an increase in HQLA partly offset by an increase in total net cash outflows. The increase in total HQLA compared to the prior quarter mainly reflects an increase in average wholesale funding.
Net stable funding ratio
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance sheet activities. Canadian D-SIBs are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

CIBC FIRST QUARTER 2024	35

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at January 31, 2024		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$54,876	$–	$–	$7,278	$62,154
2	Regulatory capital	54,876	–	–	7,278	62,154
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	172,687	59,597	24,950	19,925	257,059
5	Stable deposits	87,350	22,289	11,788	9,446	124,801
6	Less stable deposits	85,337	37,308	13,162	10,479	132,258
7	Wholesale funding	171,147	210,928	35,242	101,576	224,754
8	Operational deposits	106,567	3,956	–	–	55,261
9	Other wholesale funding	64,580	206,972	35,242	101,576	169,493
10	Liabilities with matching interdependent assets	–	1,431	858	11,729	–
11	Other liabilities	–	110,243 (1)			7,100
12	NSFR derivative liabilities		10,115 (1)
13	All other liabilities and equity not included in the above categories	–	56,780	129	43,219	7,100
14	Total ASF					551,067
RSF item
15	Total NSFR HQLA					18,202
16	Deposits held at other financial institutions for operational purposes	–	2,415	–	20	1,228
17	Performing loans and securities	76,386	124,467	59,647	376,402	397,662
18	Performing loans to financial institutions secured by Level 1 HQLA	–	10,325	3,309	42	2,212
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	3,954	46,136	6,140	19,761	31,947
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	37,503	47,078	25,028	148,098	163,989
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,103	19,349	24,661	201,277	178,028
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	10,103	19,271	24,575	196,020	173,477
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	16,826	1,579	509	7,224	21,486
25	Assets with matching interdependent liabilities	–	1,431	858	11,729	–
26	Other assets	12,572	74,280 (1)			46,636
27	Physical traded commodities, including gold	2,540				2,159
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		11,737 (1)			9,977
29	NSFR derivative assets		7,048 (1)			–
30	NSFR derivative liabilities before deduction of variation margin posted		57 (1)			960
31	All other assets not included in the above categories	10,032	48,138	190	7,110	33,540
32	Off-balance sheet items		419,578 (1)			14,341
33	Total RSF					$478,069
34	NSFR					115%
$ millions, as at October 31, 2023						Weighted value
35	Total ASF					$563,515
36	Total RSF					$476,312
37	NSFR					118%
(1)	No assigned time period per disclosure template design.
Our NSFR as at January 31, 2024 decreased to 115% from 118% in the prior quarter, mainly due to a decrease in wholesale funding.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.

36	CIBC FIRST QUARTER 2024

Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.
We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at January 31, 2024	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$7,794	$585	$1,239	$822	$10,440	$–	$–	$10,440
Certificates of deposit and commercial paper	17,836	14,142	22,249	13,105	67,332	67	–	67,399
Bearer deposit notes and bankers’ acceptances	177	609	786	365	1,937	–	–	1,937
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	106	6,000	6,115	6,251	18,472	17,897	26,054	62,423
Senior unsecured structured notes	–	–	34	61	95	–	67	162
Covered bonds/asset-backed securities
Mortgage securitization	–	363	1,059	844	2,266	2,104	9,805	14,175
Covered bonds	–	–	–	–	–	5,905	25,864	31,769
Cards securitization	–	1,015	–	926	1,941	2,029	–	3,970
Subordinated liabilities	–	–	35	–	35	–	7,808	7,843
Other (3)	–	–	–	–	–	–	8	8
	$25,913	$22,714	$31,517	$22,374	$102,518	$28,002	$69,606	$200,126
Of which:
Secured	$–	$1,378	$1,059	$1,770	$4,207	$10,038	$35,669	$49,914
Unsecured	25,913	21,336	30,458	20,604	98,311	17,964	33,937	150,212
	$25,913	$22,714	$31,517	$22,374	$102,518	$28,002	$69,606	$200,126
October 31, 2023	$12,518	$25,094	$30,427	$36,338	$104,377	$26,650	$71,028	$202,055
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(3)	Includes Federal Home Loan Bank (FHLB) deposits.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at	2024 Jan. 31		2023 Oct. 31
CAD	$46.9	23%	$45.8	23%
USD	111.2	56	113.2	56
Other	42.0	21	43.1	21
	$200.1	100%	$202.1	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
On October 31, 2023, OSFI announced its decision regarding the May 2023 public consultation on the LAR review for wholesale funding sources with retail-like characteristics, specifically high-interest savings account exchange-traded funds. These changes impacting our LCR and NSFR were implemented in the first quarter of 2024.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.
Our credit ratings are summarized in the following table:

As at January 31, 2024	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Senior debt (2)	AA	AA	Aa2	A+
Bail-in senior debt (3)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB+
Limited recourse capital notes – NVCC (4)	BBB(H)	n/a	Baa3	BBB-
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)
DBRS Long-Term Issuer Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Investors Service, Inc. (Moody’s) Long-Term Deposit and Counterparty Risk Assessment Rating; Standard & Poor’s (S&P’s) Issuer Credit Rating.

(2)	Includes senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
n/a	Not applicable.

CIBC FIRST QUARTER 2024	37

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2024 Jan. 31	2023 Oct. 31
One-notch downgrade	$–	$–
Two-notch downgrade	0.1	0.2
Three-notch downgrade	0.2	0.4
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however
,
this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at January 31, 2024	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$8,910	$–	$–	$–	$–	$–	$–	$–	$–	$8,910
Interest-bearing deposits with banks	37,610	–	–	–	–	–	–	–	–	37,610
Securities	5,928	5,866	6,076	5,713	6,382	38,024	61,792	43,930	54,526	228,237
Cash collateral on securities borrowed	19,763	–	–	–	–	–	–	–	–	19,763
Securities purchased under resale agreements	40,340	15,159	10,662	4,014	1,068	1,452	–	–	–	72,695
Loans
Residential mortgages	3,565	6,507	13,447	9,468	20,909	76,129	135,626	8,827	–	274,478
Personal	933	680	690	852	682	925	4,291	5,247	31,160	45,460
Credit card	391	782	1,173	1,173	1,173	4,692	9,233	–	–	18,617
Business and government	13,984	8,074	14,087	11,041	11,135	35,684	68,220	17,818	14,861	194,904
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,020)	(4,020)
Derivative instruments	894	2,514	2,181	1,278	1,804	3,140	5,752	7,000	71	24,634
Customers’ liability under acceptances	9,333	519	4	–	–	–	–	–	–	9,856
Other assets	–	–	–	–	–	–	–	–	40,523	40,523
	$141,651	$40,101	$48,320	$33,539	$43,153	$160,046	$284,914	$82,822	$137,121	$971,667
October 31, 2023 (2)	$148,846	$41,962	$44,949	$38,144	$42,260	$151,110	$301,854	$80,914	$125,651	$975,690
Liabilities
Deposits (3)	$46,694	$40,123	$60,318	$47,365	$45,103	$46,093	$71,844	$19,505	$347,500	$724,545
Obligations related to securities sold short	20,138	–	–	–	–	–	–	–	–	20,138
Cash collateral on securities lent	7,591	–	–	–	–	–	–	–	–	7,591
Obligations related to securities sold under repurchase agreements	72,822	15,651	31	–	–	500	606	–	–	89,610
Derivative instruments	1,185	2,875	1,996	1,974	2,367	3,313	7,633	11,336	8	32,687
Acceptances	9,387	519	4	–	–	–	–	–	–	9,910
Other liabilities	23	48	72	71	71	271	609	907	22,945	25,017
Subordinated indebtedness	–	–	35	–	–	–	–	7,808	–	7,843
Equity	–	–	–	–	–	–	–	–	54,326	54,326
	$157,840	$59,216	$62,456	$49,410	$47,541	$50,177	$80,692	$39,556	$424,779	$971,667
October 31, 2023 (2)	$143,144	$58,442	$57,764	$58,203	$50,934	$49,917	$87,009	$39,861	$430,416	$975,690
(1)	Cash includes interest-bearing demand deposits with Bank of Canada.
(2)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.
(3)
Comprises $243.3 billion (October 31, 2023: $239.0 billion) of personal deposits; $458.1 billion (October 31, 2023: $462.1 billion) of business and government deposits and secured borrowings; and $23.1 billion (October 31, 2023: $22.3 billion) of bank deposits.

The changes in the contractual maturity profile were due to the natural migration of maturities and also reflect the impact of our regular business activities.

38	CIBC FIRST QUARTER 2024

Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at January 31, 2024	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	(1)	Total
Unutilized credit commitments	$1,707	$8,329	$7,184	$5,733	$6,270	$24,505	$67,626	$2,323	$235,904		$359,581
Securities lending (2)	42,269	7,754	6,660	–	–	–	–	–	–		56,683
Standby and performance letters of credit	4,461	2,054	3,705	3,124	5,757	603	782	206	–		20,692
Backstop liquidity facilities	–	42	174	33	18,784	717	403	138	–		20,291
Documentary and commercial letters of credit	35	28	24	5	3	32	31	–	–		158
Other	6,987	–	–	–	–	–	–	–	–		6,987
	$55,459	$18,207	$17,747	$8,895	$30,814	$25,857	$68,842	$2,667	$235,904		$464,392
October 31, 2023	$50,748	$31,234	$14,032	$11,853	$8,917	$29,890	$72,394	$3,516	$232,656		$455,240
(1)	Includes $183.5 billion (October 31, 2023: $179.2 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $7.6 billion (October 31, 2023: $8.1 billion) for cash because it is reported on the interim consolidated balance sheet.
Other off-balance sheet contractual obligations
The following table provides the contractual maturities of other off-balance sheet contractual obligations affecting our funding needs:

$ millions, as at January 31, 2024	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (1)	$73	$124	$238	$208	$159	$486	$546	$79	$1,913
Future lease commitments (2)	–	–	–	–	–	17	92	460	569
Investment commitments	–	9	–	1	1	3	13	519	546
Underwriting commitments	297	–	–	–	–	–	–	–	297
Pension contributions (3)	11	22	33	32	–	–	–	–	98
	$381	$155	$271	$241	$160	$506	$651	$1,058	$3,423
October 31, 2023 (2)	$145	$172	$237	$251	$201	$527	$705	$1,106	$3,344
(1)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)
Excludes lease obligations that are accounted for under IFRS 16, which are typically recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use asset.

(3)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the remaining annual period ending October 31, 2024 as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks
We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. These risks and related policies and processes have not changed significantly from those described on pages 83 to 87 of our 2023 Annual Report.
Accounting and control matters
Critical accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements included in our 2023 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2023, except for the adoption of IFRS 17 “Insurance Contracts” on a retrospective basis beginning on November 1, 2023, with a restatement of the comparative period, and the adoption of certain amendments to IAS 12 “Income Taxes” (IAS 12) related to the “International Tax Reform – Pillar Two Model Rules”, on a prospective basis beginning on November 1, 2023.
The adoption of IFRS 17 resulted in an after-tax reduction of $56 million to retained earnings as at November 1, 2022, the beginning of the comparative year and an increase in net income after-tax of $6 million for the year ended October 31, 2023. The financial impact of IFRS 17 is described in Note 1 to our interim consolidated financial statements.
The adoption of the IAS 12 amendments requires us to provide additional disclosure during the periods where Pillar Two legislation has been enacted or substantively enacted but is not yet in effect, as reflected in Note 11 to our interim consolidated financial statements.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The current macroeconomic environment, including the impact of higher levels of interest rates, the easing of inflationary pressures, the impact from events in the U.S. banking sector and geopolitical events, gives rise to heightened uncertainty as it relates to our accounting estimates and assumptions and increases the need to apply judgment. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and period-over-period volatility of the provision for credit losses. See Note 5 to our consolidated financial statements in our 2023 Annual Report and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.

CIBC FIRST QUARTER 2024	39

Other regulatory developments
Interest rate benchmark reform
Various interest rate and other indices deemed to be “benchmarks” continue to be the subject of international regulatory guidance and proposals for reform. Consistent with announcements by various regulators, we previously transitioned our exposures from Sterling, Japanese yen, Swiss franc and Euro LIBOR settings to the new alternative benchmark rates. We also previously substantially completed the transition of our USD LIBOR referenced contracts to alternative rates as of June 30, 2023. As a result of the Financial Conduct Authority’s announcement that the LIBOR administrator will continue to publish certain USD LIBOR settings on a non-representative synthetic basis after June 30, 2023 for a limited period to allow market participants to use such rates in legacy contracts, we continue to have subordinated debenture liabilities amounting to US$48 million that continue to reference LIBOR.
In December 2021, the Canadian Alternative Reference Rate working group (CARR) recommended to Refinitiv Benchmark Services (UK) Limited (RBSL), the Canadian Dollar Offered Rate (CDOR) administrator, to cease the calculation and publication of CDOR after June 30, 2024 and proposed a two-staged approach to the transition from CDOR to Canadian Overnight Repo Rate Average (CORRA). Following public consultation, on May 16, 2022, RBSL announced that it will permanently cease the publication and calculation of all remaining tenors of CDOR after June 28, 2024. Following this announcement, OSFI published its expectations for CDOR transition, which is consistent with the two-stage transition approach proposed by CARR. OSFI expected that all new derivatives and securities to transition to the alternative rates by June 30, 2023, and expects that no new CDOR exposures to be originated after that date, with limited exceptions. OSFI also expects all loan agreements referencing CDOR to be transitioned by June 28, 2024, and federally regulated financial institutions to prioritize system and model updates to accommodate the use of CORRA prior to June 28, 2024. As part of its transition roadmap, CARR outlined a number of CORRA First initiatives aimed at increasing the liquidity of CORRA. As part of these initiatives, inter-dealer trading of derivatives moved from CDOR to CORRA. In 2023, CARR announced the development of 1-month and 3-month Term CORRA benchmarks, which were launched on September 5, 2023. In July 2023, CARR announced that no new CDOR or bankers’ acceptance (BA) loans are to be originated after November 1, 2023. In addition, the Canadian Fixed Income Forum (CFIF) published a white paper in January 2023 on the impact of CDOR cessation on the Bankers’ Acceptance market and the potential for alternative instruments, and the Bank of Canada announced in October 2023 that Bankers’ Acceptances (BAs) will no longer be issued by major Canadian banks after the cessation of CDOR publication in June 2024 and outlined the CFIF recommendations for the orderly winding down of BAs by June 2024.
The transition from current reference rates such as CDOR to alternative rates such as CORRA may adversely affect the value of, return on, or trading market for contracts linked to existing benchmarks. A significant number of CIBC’s derivatives, securities, and lending and deposit contracts reference CDOR, including contracts with maturity dates that extend beyond the cessation dates announced by the regulators.
In response to the reforms to interest rate benchmarks, CIBC established an Enterprise IBOR Transition Program (Program), to manage and coordinate all aspects of the transition. The Program is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to facilitate the transition.
Following the transition of Sterling, Japanese yen, Swiss franc, Euro and USD LIBOR settings to the new alternative benchmark rates, the Program continues to progress on its CDOR transition plan to ensure an orderly transition in alignment with regulatory expectations. Consistent with this, no new derivatives or securities referenced to CDOR were originated after June 30, 2023, with limited permitted exceptions. We are in the process of transitioning our CDOR and BA based contracts to the alternative rates by incorporating appropriate fallback provisions or making amendments to contracts to reference alternative rates, and have developed business processes to support the transition. We are also working with clearing houses to transition our CDOR referencing derivatives to alternative rates, ahead of the expected cessation of CDOR. As part of the Program, we continue to engage with industry associations on ongoing developments, and continue to incorporate these into our project plan and make information available to our clients, advising them on recent developments. The Program provides regular updates to senior management, including the Executive Committee, and the Board.
Federal Deposit Insurance Corporation (FDIC) Special Assessment
On November 16, 2023, the FDIC Board of Directors approved the final ruling to implement a special assessment on certain insured U.S. depository institutions to recover the cost associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The FDIC will impose the special assessment at an annual rate of approximately 13.4 basis points of an insured depository institution’s estimated uninsured deposits as of December 31, 2022, adjusted to exclude the first US$5 billion applicable to the insured depository institution for an anticipated total of eight quarterly assessment periods. The special assessment will be collected beginning with the first quarterly assessment period of 2024 (i.e., January 1 through March 31, 2024, with an invoice payment date of June 28, 2024). Our U.S. depository institution, CIBC Bank USA, was subject to this special assessment and recognized a pre-tax charge of $91 million (US$67 million) in the first quarter of 2024. The special assessment is subject to adjustment by the FDIC based on the losses incurred from the receivership process. The special assessment is now expected to be higher than originally anticipated, although we do not expect that the additional amount will be material.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at January 31, 2024 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related-party transactions
There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2023. For additional information, refer to pages 94 and 187 of our 2023 Annual Report.

40	CIBC FIRST QUARTER 2024

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets. Average balances are calculated as a weighted average of daily closing balances.
Average trading interest-earning assets
Average trading interest-earning assets are average interest-earning assets related to trading activities that meet the risk definition of trading for regulatory capital and trading market risk management purposes as defined in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline. Starting in the first quarter of 2024, a revised risk definition for trading was implemented resulting in a change in the classification of certain fixed income financing activities that were previously considered non-trading that are now classified as trading, which included the fixed income financing activities that were already included in trading activities starting in the first quarter of 2023. The revised definition was adopted as part of our implementation of the Fundamental Review of the Trading Book (FRTB) rules under the Basel III reforms for market risk that became effective on November 1, 2023.
Basis point
One-hundredth of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter (OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.

CIBC FIRST QUARTER 2024	41

Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.
Dividend yield
Dividends per common share divided by the closing common share price.
Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest expenses as a percentage of total revenue (net interest income and non-interest income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Net interest margin on average interest-earning assets (excluding trading)
Net interest margin on average interest-earning assets (excluding trading) is computed using total net interest income minus trading net interest income, excluding the taxable equivalent basis (TEB) adjustment included therein, divided by total average interest-earning assets excluding average trading interest-earning assets.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.

42	CIBC FIRST QUARTER 2024

Off-balance sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.
Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.
Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The gross-up of tax-exempt revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense.
Total shareholder return
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.
Trading net interest income
Trading net interest income is net interest income related to trading activities that meet the risk definition of trading for regulatory capital and trading market risk management purposes, which includes a TEB adjustment. Starting in the first quarter of 2024, a revised risk definition for trading was implemented resulting in a change in the classification of certain fixed income financing activities that were previously considered non-trading that are now classified as trading, which included the fixed income financing activities that were already included in trading activities starting in the first quarter of 2023. The revised definition was adopted as part of our implementation of the Fundamental Review of the Trading Book (FRTB) rules under the Basel III reforms for market risk that became effective on November 1, 2023.

CIBC FIRST QUARTER 2024	43

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Version of the internal ratings-based (IRB) approach to credit risk where institutions provide their own estimates of probability of default (PD), loss given default (LGD) and exposure at default (EAD), and their own calculation of effective maturity, subject to meeting minimum standards. Effective in the second quarter of 2023, AIRB is no longer permitted for some exposure categories.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in eligible liabilities
Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Economic profit
A non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Foundation internal ratings-based (FIRB) approach for credit risk
Version of the IRB approach to credit risk where institutions provide their own estimates of PD and their own calculation of effective maturity and rely on prescribed supervisory estimates for other risk components such as LGD and EAD. Effective in the second quarter of 2023, FIRB methodology must be used for some exposure categories.
Incremental risk charge (IRC)
A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.

44	CIBC FIRST QUARTER 2024

Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.
Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.
Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.
Internal ratings-based (IRB) approach for credit risk
Approach to determining credit risk capital requirements based on risk components such as PD, LGD, EAD and effective maturity.
Internal ratings-based approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach (SEC-IRBA) is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach (SEC-IAA) is available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, undrawn credit card exposures, securitization exposures and unsettled trades).
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance sheet activities.
Non-viability contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other off-balance sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

CIBC FIRST QUARTER 2024	45

Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals under the regulatory capital reporting framework.
Over-the-counter (OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.
Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle assumptions for regulatory capital purposes, and based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the IRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The IRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. Beginning in the first quarter of 2024, the RWA for market risk in the trading portfolio is based on standardized capital requirements defined by OSFI. Prior to the first quarter of 2024, the RWA for market risk in the trading portfolio were based on internal models approved by OSFI with the exception of the RWA for traded securitization assets where we were using the methodology defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the IRB approach for credit risk. The capital floor is determined by applying an adjustment factor specified by OSFI to the capital requirement calculated by reference to standardized approach. Any shortfall in the IRB capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.

46	CIBC FIRST QUARTER 2024

Simple, transparent and comparable (STC) securitizations
Securitization exposures satisfying a set of regulatory STC criteria. Such exposures qualify for a preferential capital treatment under the securitization framework.
Small and medium enterprises (SME) retail
This exposure class includes all loans extended to scored small businesses under the regulatory capital reporting framework.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Specialized lending (SL)
A subset of Corporate exposures falling into one of the following sub-classes: project finance (PF), object finance (OF), commodities finance (CF), income-producing real estate (IPRE), and high-volatility commercial real estate (HVCRE). Primary source of repayment for such credits is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.
Standardized approach for operational risk
Effective in the second quarter of 2023, this approach is based on a prescribed formula made up of three components: (i) the Business Indicator (BI) which is a financial-statement-based proxy for operational risk, (ii) the Business Indicator Component (BIC) which is calculated by multiplying the BI by a set of regulatory determined marginal coefficients, and (iii) the Internal Loss Multiplier which is a scaling factor that is based on the average historical operational losses and the BIC.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the external ratings-based approach (SEC-ERBA) and the standardized approach (SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss and impact to resiliency due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business or industry environments.
Stressed Value-at-Risk
A VaR calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) measure
The sum of Total capital and bail-in eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk (VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

CIBC FIRST QUARTER 2024	47

Interim consolidated financial statements
(Unaudited)

Contents

49	Consolidated balance sheet

50	Consolidated statement of income

51	Consolidated statement of comprehensive income

52	Consolidated statement of changes in equity

53	Consolidated statement of cash flows

54	Notes to the interim consolidated financial statements

54	Note 1	–	Changes in accounting policies
55	Note 2	–	Significant estimates and assumptions
56	Note 3	–	Fair value measurement
59	Note 4	–	Significant transactions
59	Note 5	–	Securities
61	Note 6	–	Loans
65	Note 7	–	Deposits
65	Note 8	–	Subordinated indebtedness

66	Note 9	–	Share capital
66	Note 10	–	Post-employment benefits
67	Note 11	–	Income taxes
67	Note 12	–	Earnings per share
68	Note 13	–	Contingent liabilities and provisions
68	Note 14	–	Interest income and expense
69	Note 15	–	Segmented information

48	CIBC FIRST QUARTER 2024

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2024 Jan. 31	2023 Oct. 31 (1)
ASSETS
Cash and non-interest-bearing deposits with banks	$8,910	$20,816
Interest-bearing deposits with banks	37,610	34,902
Securities (Note 5)	228,237	211,348
Cash collateral on securities borrowed	19,763	14,651
Securities purchased under resale agreements	72,695	80,184
Loans (Note 6)
Residential mortgages	274,478	274,244
Personal	45,460	45,587
Credit card	18,617	18,538
Business and government	194,904	194,870
Allowance for credit losses	(4,020)	(3,902)
	529,439	529,337
Other
Derivative instruments	24,634	33,243
Customers’ liability under acceptances	9,856	10,816
Property and equipment	3,274	3,251
Goodwill	5,292	5,425
Software and other intangible assets	2,742	2,742
Investments in equity-accounted associates and joint ventures	670	669
Deferred tax assets	590	647
Other assets	27,955	27,659
	75,013	84,452
	$971,667	$975,690
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$243,322	$239,035
Business and government	408,211	412,561
Bank	23,098	22,296
Secured borrowings	49,914	49,484
	724,545	723,376
Obligations related to securities sold short	20,138	18,666
Cash collateral on securities lent	7,591	8,081
Obligations related to securities sold under repurchase agreements	89,610	87,118
Other
Derivative instruments	32,687	41,290
Acceptances	9,910	10,820
Deferred tax liabilities	38	40
Other liabilities	24,979	26,653
	67,614	78,803
Subordinated indebtedness (Note 8)	7,843	6,483
Equity
Preferred shares and other equity instruments	4,925	4,925
Common shares (Note 9)	16,447	16,082
Contributed surplus	108	109
Retained earnings	31,162	30,352
Accumulated other comprehensive income (AOCI)	1,449	1,463
Total shareholders’ equity	54,091	52,931
Non-controlling interests	235	232
Total equity	54,326	53,163
	$971,667	$975,690
(1)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2024	49

Consolidated statement of income

Unaudited, millions of Canadian dollars, except as noted, for the three months ended	2024 Jan. 31	2023 Oct. 31 (1)	2023 Jan. 31 (1)
Interest income (Note 14) (2)
Loans	$8,281	$8,215	$6,927
Securities	2,306	2,165	1,571
Securities borrowed or purchased under resale agreements	1,390	1,357	995
Deposits with banks and other	757	720	767
	12,734	12,457	10,260
Interest expense (Note 14)
Deposits	7,711	7,569	5,887
Securities sold short	156	109	92
Securities lent or sold under repurchase agreements	1,354	1,299	890
Subordinated indebtedness	120	120	103
Other	144	163	83
	9,485	9,260	7,055
Net interest income	3,249	3,197	3,205
Non-interest income
Underwriting and advisory fees	169	137	103
Deposit and payment fees	231	229	220
Credit fees	366	369	337
Card fees	100	100	106
Investment management and custodial fees	458	454	428
Mutual fund fees	445	421	472
Income from insurance activities, net (1)	97	85	92
Commissions on securities transactions	87	81	88
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	845	611	678
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	15	15	10
Foreign exchange other than trading (FXOTT)	92	74	127
Income (loss) from equity-accounted associates and joint ventures	16	(5)	(4)
Other	51	79	67
	2,972	2,650	2,724
Total revenue	6,221	5,847	5,929
Provision for credit losses (Note 6)	585	541	295
Non-interest expenses
Employee compensation and benefits	1,950	1,890	1,909
Occupancy costs	217	216	208
Computer, software and office equipment	621	658	588
Communications	86	91	89
Advertising and business development	77	87	73
Professional fees	52	77	58
Business and capital taxes	35	26	39
Other (Note 13)	427	395	1,498
	3,465	3,440	4,462
Income before income taxes	2,171	1,866	1,172
Income taxes	443	381	739
Net income	$1,728	$1,485	$433
Net income attributable to non-controlling interests	$12	$8	$9
Preferred shareholders and other equity instrument holders	$67	$62	$72
Common shareholders	1,649	1,415	352
Net income attributable to equity shareholders	$1,716	$1,477	$424
Earnings per share (in dollars) (Note 12)
Basic	$1.77	$1.53	$0.39
Diluted	1.77	1.53	0.39
Dividends per common share (in dollars)	0.900	0.870	0.850
(1)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.
(2)	Interest income included $11.9 billion for the quarter ended January 31, 2024 (October 31, 2023: $11.7 billion; January 31, 2023: $9.6 billion), calculated based on the effective interest rate method.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

5 0	CIBC FIRST QUARTER 2024

Consolidated statement of comprehensive income

Unaudited, millions of Canadian dollars, for the three months ended	2024 Jan. 31	2023 Oct. 31 (1)	2023 Jan. 31 (1)
Net income	$1,728	$1,485	$433
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(1,603)	2,594	(1,010)
Net gains (losses) on hedges of investments in foreign operations	962	(1,600)	543
	(641)	994	(467)
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	160	(72)	129
Net (gains) losses reclassified to net income	(10)	(13)	(7)
	150	(85)	122
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	871	(217)	576
Net (gains) losses reclassified to net income	(116)	173	(373)
	755	(44)	203
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(78)	(95)	(94)
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	(199)	80	(148)
Net gains (losses) on equity securities designated at FVOCI	–	–	6
	(277)	(15)	(236)
Total OCI (2)	(13)	850	(378)
Comprehensive income	$1,715	$2,335	$55
Comprehensive income attributable to non-controlling interests	$12	$8	$9
Preferred shareholders and other equity instrument holders	$67	$62	$72
Common shareholders	1,636	2,265	(26)
Comprehensive income attributable to equity shareholders	$1,703	$2,327	$46
(1)  Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.
(2)  Includes $53 million of gains for the quarter ended January 31, 2024 (October 31, 2023: $11 million of gains; January 31, 2023: $21 million of gains), relating to our investments in equity-accounted associates and joint ventures.

Unaudited, millions of Canadian dollars, for the three months ended	2024 Jan. 31	2023 Oct. 31	2023 Jan. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$45	$(72)	$35
Net gains (losses) on hedges of investments in foreign operations	(96)	93	(43)
	(51)	21	(8)
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	(32)	32	(34)
Net (gains) losses reclassified to net income	4	5	3
	(28)	37	(31)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(335)	84	(221)
Net (gains) losses reclassified to net income	45	(67)	143
	(290)	17	(78)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	31	36	36
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	77	(30)	57
Net gains (losses) on equity securities designated at FVOCI	–	–	(1)
	108	6	92
	$(261)	$81	$(25)
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2024	5 1

Consolidated statement of changes in equity

Unaudited, millions of Canadian dollars, for the three months ended	2024 Jan. 31	2023 Jan. 31 (1)
Preferred shares and other equity instruments
Balance at beginning of period	$4,925	$4,923
Treasury shares	–	2
Balance at end of period	$4,925	$4,925
Common shares (Note 9)
Balance at beginning of period	$16,082	$14,726
Issue of common shares	367	322
Treasury shares	(2)	(2)
Balance at end of period	$16,447	$15,046
Contributed surplus
Balance at beginning of period	$109	$115
Compensation expense arising from equity-settled share-based awards	2	2
Exercise of stock options and settlement of other equity-settled share-based awards	(2)	(2)
Other	(1)	–
Balance at end of period	$108	$115
Retained earnings
Balance at beginning of period before accounting policy changes	n/a	$28,823
Impact of adopting IFRS 17 at November 1, 2022	n/a	(56)
Balance at beginning of period under IFRS 17	$30,352	$28,767
Net income attributable to equity shareholders	1,716	424
Dividends and distributions
Preferred and other equity instruments	(67)	(72)
Common	(839)	(771)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	1	–
Other	(1)	–
Balance at end of period	$31,162	$28,348
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$2,162	$1,811
Net change in foreign currency translation adjustments	(641)	(467)
Balance at end of period	$1,521	$1,344
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$(407)	$(616)
Net change in debt securities measured at FVOCI	150	122
Balance at end of period	$(257)	$(494)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$(1,026)	$(662)
Net change in cash flow hedges	755	203
Balance at end of period	$(271)	$(459)
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$592	$832
Net change in post-employment defined benefit plans	(78)	(94)
Balance at end of period	$514	$738
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$128	$234
Net change attributable to changes in credit risk	(199)	(148)
Balance at end of period	$(71)	$86
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$14	$(5)
Net gains (losses) on equity securities designated at FVOCI	–	6
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	(1)	–
Balance at end of period	$13	$1
Total AOCI, net of income tax	$1,449	$1,216
Non-controlling interests
Balance at beginning of period	$232	$201
Net income attributable to non-controlling interests	12	9
Dividends	(2)	(2)
Other	(7)	(5)
Balance at end of period	$235	$203
Equity at end of period	$54,326	$49,853
(1)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.
n/a	Not applicable.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

5 2	CIBC FIRST QUARTER 2024

Consolidated statement of cash flows

Unaudited, millions of Canadian dollars, for the three months ended	2024 Jan. 31	2023 Jan. 31 (1)
Cash flows provided by (used in) operating activities
Net income	$1,728	$433
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	585	295
Amortization and impairment (2)	276	277
Stock options and restricted shares expense	2	2
Deferred income taxes	39	(270)
Losses (gains) from debt securities measured at FVOCI and amortized cost	(15)	(10)
Other non-cash items, net	(690)	60
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(2,708)	3,733
Loans, net of repayments	35	(2,207)
Deposits, net of withdrawals	(4,051)	(8,240)
Obligations related to securities sold short	1,472	2,355
Accrued interest receivable	(63)	(288)
Accrued interest payable	197	736
Derivative assets	8,590	12,616
Derivative liabilities	(8,601)	(12,864)
Securities measured at FVTPL	(8,277)	(2,411)
Other assets and liabilities measured/designated at FVTPL	2,865	3,892
Current income taxes	(69)	604
Cash collateral on securities lent	(490)	(757)
Obligations related to securities sold under repurchase agreements	2,492	(5,914)
Cash collateral on securities borrowed	(5,112)	2,880
Securities purchased under resale agreements	7,489	4,031
Other, net	505	1,188
	(3,801)	141
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,250	1,000
Issue of common shares for cash	57	48
Net sale (purchase) of treasury shares	(2)	–
Dividends and distributions paid	(598)	(571)
Repayment of lease liabilities	(50)	(82)
	657	395
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(20,511)	(22,089)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	5,688	4,493
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	6,351	8,687
Net sale (purchase) of property, equipment and software	(209)	(246)
	(8,681)	(9,155)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(81)	(40)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(11,906)	(8,659)
Cash and non-interest-bearing deposits with banks at beginning of period	20,816	31,535
Cash and non-interest-bearing deposits with banks at end of period (3)	$8,910	$22,876
Cash interest paid	$9,288	$6,320
Cash interest received	12,276	9,722
Cash dividends received	395	251
Cash income taxes paid	473	404
(1)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.
(2)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(3)	Includes restricted cash of $498 million (January 31, 2023: $485 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2024	5 3

Notes to the interim consolidated financial statements
(Unaudited)
The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.
These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. Except as indicated below, these interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2023.
All amounts in these interim consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on February 28, 2024.
Note 1. Changes in accounting policies
a) Retrospective application of new standards
IFRS 17 “Insurance Contracts” (IFRS 17)
CIBC adopted IFRS 17 “Insurance Contracts” as at November 1, 2023, in place of IFRS 4 “Insurance Contracts” (IFRS 4). IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts we issue and reinsurance contracts we hold. We applied IFRS 17 on a retrospective basis beginning on November 1, 2023, with a restatement of the comparative period. We recognized an after-tax reduction of $56 million to retained earnings at the beginning of the comparative year November 1, 2022, due to the adoption of IFRS 17.
IFRS 17 requires groups of insurance contracts to be established and measured on the basis of fulfilment cash flows using the measurement models outlined by the standard. Insurance contracts under the General Measurement Model (GMM) are measured based on the present value of fulfilment cash flows, a risk adjustment for non-financial risks, and a contractual service margin (CSM) representing our unearned profits on a portfolio basis, further disaggregated into profitability groups. We have applied GMM to our insurance contracts with contract boundaries exceeding a year. Contracts under the Premium Allocation Approach (PAA) are measured on the basis of premiums received and related cash flows, which has been applied to our insurance contracts with contract boundaries shorter than one year. Under both measurement models, we have measured the liability for incurred claims on the basis of fulfilment cash flows relating to claims incurred.
On transition, we applied the full retrospective approach to transition contracts with contract boundaries shorter than one year, which constitutes the majority of our insurance business. The full retrospective approach required us to measure the insurance contracts as if IFRS 17 had always been applied. We applied the fair value approach to transition contracts with contract boundaries exceeding a year and to which we were unable to apply the full retrospective approach. Under the fair value approach, we determined the CSM of the liability for remaining coverage as at the transition date, as the difference between the fair value of the group of insurance contracts and the fulfilment cash flows measured at that date. Upon adoption, no reclassifications were made to our financial assets under IFRS 9.
The impacted lines on the opening November 1, 2022 consolidated balance sheet as a result of the retrospective application of IFRS 17 were as follows:

$ millions	Reported as at October 31, 2022	IFRS 17 transitional adjustments	Restated as at opening November 1, 2022
Assets
Deferred tax assets	$ 480	$ 20	$ 500
Other assets	35,197	(44)	35,153
Liabilities and equity
Other liabilities	$ 28,072	$ 32	$ 28,104
Retained earnings	28,823	(56)	28,767
As part of the adoption of IFRS 17, we present our insurance results as part of Income from insurance activities, net (formerly Insurance fees, net of claims). The adoption of IFRS 17 resulted in an increase in Net income before tax of $9 million and an increase in Income taxes of $3 million for the year ended October 31, 2023. There was an increase in Net income before taxes of $2 million for the three months ended January 31, 2023 and $3 million for the three months ended October 31, 2023, and an increase in Income taxes of $1 million for both periods.
b) Prospective application of new standards
International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12 “Income Taxes” (IAS 12)
On May 23, 2023, the IASB issued “International Tax Reform – Pillar Two Model Rules”, which amended IAS 12 to provide temporary relief from the accounting and disclosure for deferred taxes arising from the implementation of Pillar Two model rules. CIBC has applied this exception to recognizing and disclosing deferred taxes related to Pillar Two income taxes. Further amendments to IAS 12 require additional disclosures as of CIBC’s fiscal year beginning November 1, 2023, for the periods where the Pillar Two legislation has been enacted or substantively enacted but is not yet in effect, as reflected in Note 11 to our interim consolidated financial statements.

54	CIBC FIRST QUARTER 2024

Note 2. Significant estimates and assumptions
As disclosed in our 2023 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, leases, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. We continue to operate in an uncertain macroeconomic environment which gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates.

The need to apply judgment particularly impacts estimates and assumptions relating to the allowance for credit losses, where significant judgment continued to be inherent in the forecasting of forward-looking information. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of expected credit loss (ECL) allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements in our 2023 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.

CIBC FIRST QUARTER 2024	5 5

Note 3. Fair value measurement
Fair value of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2024	Financial assets
Jan. 31	Cash and deposits with banks	$46,520	$–	$–	$–	$46,520	$46,520	$–
	Securities	68,166	91,000	–	69,071	228,237	227,132	(1,105)
	Cash collateral on securities borrowed	19,763	–	–	–	19,763	19,763	–
	Securities purchased under resale agreements	61,684	11,011	–	–	72,695	72,695	–
	Loans
	Residential mortgages	273,973	2	–	–	273,975	270,557	(3,418)
	Personal	44,406	–	–	–	44,406	44,354	(52)
	Credit card	17,894	–	–	–	17,894	17,944	50
	Business and government	192,825	208	131	–	193,164	192,934	(230)
	Derivative instruments	–	24,634	–	–	24,634	24,634	–
	Customers’ liability under acceptances	9,856	–	–	–	9,856	9,856	–
	Other assets	19,102	–	–	–	19,102	19,102	–
	Financial liabilities
	Deposits
	Personal	$227,559	$–	$15,763	$–	$243,322	$243,373	$51
	Business and government	386,253	–	21,958	–	408,211	409,013	802
	Bank	23,098	–	–	–	23,098	23,098	–
	Secured borrowings	48,654	–	1,260	–	49,914	49,928	14
	Derivative instruments	–	32,687	–	–	32,687	32,687	–
	Acceptances	9,910	–	–	–	9,910	9,910	–
	Obligations related to securities sold short	–	20,138	–	–	20,138	20,138	–
	Cash collateral on securities lent	7,591	–	–	–	7,591	7,591	–
	Obligations related to securities sold under repurchase agreements	87,593	–	2,017	–	89,610	89,610	–
	Other liabilities	17,281	117	13	–	17,411	17,411	–
	Subordinated indebtedness	7,843	–	–	–	7,843	8,055	212
2023	Financial assets
Oct. 31	Cash and deposits with banks	$55,718	$–	$–	$–	$55,718	$55,718	$–
	Securities	67,294	82,723	–	61,331	211,348	209,326	(2,022)
	Cash collateral on securities borrowed	14,651	–	–	–	14,651	14,651	–
	Securities purchased under resale agreements	66,797	13,387	–	–	80,184	80,184	–
	Loans
	Residential mortgages	273,785	3	–	–	273,788	268,403	(5,385)
	Personal	44,570	–	–	–	44,570	44,454	(116)
	Credit card	17,853	–	–	–	17,853	17,909	56
	Business and government	192,856	126	144	–	193,126	192,727	(399)
	Derivative instruments	–	33,243	–	–	33,243	33,243	–
	Customers’ liability under acceptances	10,816	–	–	–	10,816	10,816	–
	Other assets	18,651	–	–	–	18,651	18,651	–
	Financial liabilities
	Deposits
	Personal	$225,183	$–	$13,852	$–	$239,035	$238,725	$(310)
	Business and government	392,021	–	20,540	–	412,561	412,983	422
	Bank	22,296	–	–	–	22,296	22,296	–
	Secured borrowings	48,098	–	1,386	–	49,484	49,353	(131)
	Derivative instruments	–	41,290	–	–	41,290	41,290	–
	Acceptances	10,820	–	–	–	10,820	10,820	–
	Obligations related to securities sold short	–	18,666	–	–	18,666	18,666	–
	Cash collateral on securities lent	8,081	–	–	–	8,081	8,081	–
	Obligations related to securities sold under repurchase agreements	82,403	–	4,715	–	87,118	87,118	–
	Other liabilities	18,459	119	16	–	18,594	18,594	–
	Subordinated indebtedness	6,483	–	–	–	6,483	6,561	78

5 6	CIBC FIRST QUARTER 2024

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2024 Jan. 31	2023 Oct. 31	2024 Jan. 31	2023 Oct. 31	2024 Jan. 31	2023 Oct. 31	2024 Jan. 31	2023 Oct. 31
Financial assets
Debt securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	$3,937	$4,194	$25,283	$25,128	$–	$–	$29,220	$29,322
Corporate debt	–	–	3,529	4,455	–	–	3,529	4,455
Mortgage- and asset-backed	–	–	4,173	3,056	147	151	4,320	3,207
	3,937	4,194	32,985	32,639	147	151	37,069	36,984
Loans mandatorily measured at FVTPL
Business and government	–	–	208	126	131 (1)	144 (1)	339	270
Residential mortgages	–	–	2	3	–	–	2	3
	–	–	210	129	131	144	341	273
Debt securities measured at FVOCI
Government issued or guaranteed	3,792	3,468	54,664	48,717	–	–	58,456	52,185
Corporate debt	–	–	6,698	6,658	–	–	6,698	6,658
Mortgage- and asset-backed	–	–	3,322	1,916	–	–	3,322	1,916
	3,792	3,468	64,684	57,291	–	–	68,476	60,759
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	53,024	44,852	916	872	586	587	54,526	46,311
Securities purchased under resale agreements measured at FVTPL	–	–	11,011	13,387 (2)	–	–	11,011	13,387
Derivative instruments
Interest rate	3	1	6,471	9,385	117	21	6,591	9,407
Foreign exchange	–	–	9,381	15,509	–	–	9,381	15,509
Credit	–	–	3	18	45	46	48	64
Equity	3,250	2,331	2,967	2,900	5	4	6,222	5,235
Precious metal and other commodity	26	15	2,366	3,013	–	–	2,392	3,028
	3,279	2,347	21,188	30,825	167	71	24,634	33,243
Total financial assets	$64,032	$54,861	$130,994	$135,143	$1,031	$953	$196,057	$190,957
Financial liabilities
Deposits and other liabilities (3)	$–	$–	$(38,712)	$(35,671)	$(399)	$(242)	$(39,111)	$(35,913)
Obligations related to securities sold short	(8,474)	(6,265)	(11,664)	(12,401)	–	–	(20,138)	(18,666)
Obligations related to securities sold under repurchase agreements	–	–	(2,017)	(4,715)	–	–	(2,017)	(4,715)
Derivative instruments
Interest rate	(3)	(1)	(9,819)	(13,781)	(908)	(1,817)	(10,730)	(15,599)
Foreign exchange	–	–	(11,822)	(17,677)	(9)	–	(11,831)	(17,677)
Credit	–	–	(7)	(11)	(50)	(52)	(57)	(63)
Equity	(2,724)	(2,406)	(4,228)	(3,498)	(6)	(5)	(6,958)	(5,909)
Precious metal and other commodity	(48)	(68)	(3,063)	(1,974)	–	–	(3,111)	(2,042)
	(2,775)	(2,475)	(28,939)	(36,941)	(973)	(1,874)	(32,687)	(41,290)
Total financial liabilities	$(11,249)	$(8,740)	$(81,332)	$(89,728)	$(1,372)	$(2,116)	$(93,953)	$(100,584)
(1)	Includes $131 million related to loans designated at FVTPL (October 31, 2023: $144 million).
(2)	Restated from amounts previously presented.
(3)
Comprises deposits designated at FVTPL of $38,770 million (October 31, 2023: $35,639 million), net bifurcated embedded derivative liabilities of $211 million (October 31, 2023: $139 million), other liabilities designated at FVTPL of $13 million (October 31, 2023: $16 million), and other financial liabilities measured at fair value of $117 million (October 31, 2023: $119 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended January 31, 2024, we transferred $394 million of securities mandatorily measured at FVTPL from Level 1 to Level 2 and nil from Level 2 to Level 1, and $1,002 million of securities sold short from Level 1 to Level 2 and $551 million from Level 2 to Level 1
, due to changes in observability in the inputs used to value these securities (for the quarter ended October 31, 2023, $2,529 million of securities mandatorily measured at FVTPL were transferred from Level 1 to Level 2 and $1,561 million from Level 2 to Level 1, and $2,354 million of securities sold short from Level 1 to Level 2 and $2,194 million from Level 2 to Level 1; for the quarter ended January 31, 2023, $838 million of securities mandatorily measured at FVTPL were transferred from Level 1 to Level 2 and $336 million from Level 2 to Level 1, $648 million of securities sold short from Level 1 to Level 2 and no transfers from Level 2 to Level 1). In addition, transfers between Level 2 and Level 3 were made during the quarters ended January 31, 2024, October 31, 2023, and January 31, 2023, primarily due to changes in the assessment of the observability of certain correlation and market volatility and probability inputs that were used in measuring the fair value of our FVO liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC FIRST QUARTER 2024	5 7

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized (2)	Unrealized	(2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Jan. 31, 2024
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$–	$–	$–		$–	$–	$–	$–	$–	$–
Mortgage- and asset-backed	151	–	(3)		–	–	–	49	(50)	147
Loans mandatorily measured at FVTPL
Business and government	144	–	3		(4)	–	–	–	(12)	131
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	587	2	(6)		(2)	–	–	30	(25)	586
Derivative instruments
Interest rate	21	–	97		–	–	(1)	–	–	117
Credit	46	(1)	–		–	–	–	–	–	45
Equity	4	–	–		–	2	(2)	2	(1)	5
Total assets	$953	$1	$91		$(6)	$2	$(3)	$81	$(88)	$1,031
Deposits and other liabilities (5)	$(242)	$9	$(114)		$–	$–	$7	$(77)	$18	$(399)
Derivative instruments
Interest rate	(1,817)	–	569		–	–	311	–	29	(908)
Foreign exchange	–	–	(9)		–	–	–	–	–	(9)
Credit	(52)	1	1		–	–	–	–	–	(50)
Equity	(5)	–	(1)		–	(1)	1	–	–	(6)
Total liabilities	$(2,116)	$10	$446		$–	$(1)	$319	$(77)	$47	$(1,372)
Oct. 31, 2023
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$(2)	$–
Mortgage- and asset-backed	208	–	–		–	–	–	20	(77)	151
Loans mandatorily measured at FVTPL
Business and government	149	–	1		7	–	–	–	(13)	144
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	554	1	12		1	–	–	27	(8)	587
Derivative instruments
Interest rate	20	–	–		–	–	–	1	–	21
Credit	44	(1)	4		–	–	–	–	(1)	46
Equity	2	–	–		–	2	–	–	–	4
Total assets	$979	$–	$17		$8	$2	$–	$48	$(101)	$953
Deposits and other liabilities (5)	$(352)	$1	$88		$–	$–	$4	$(50)	$67	$(242)
Derivative instruments
Interest rate	(1,068)	–	(789)		–	–	18	–	22	(1,817)
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	(49)	1	(4)		–	–	–	–	–	(52)
Equity	(5)	–	–		–	(2)	1	–	1	(5)
Total liabilities	$(1,474)	$2	$(705)		$–	$(2)	$23	$(50)	$90	$(2,116)
Jan. 31, 2023
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$–	$2
Mortgage- and asset-backed	207	–	–		–	–	–	102	(4)	305
Loans mandatorily measured at FVTPL
Business and government	687	–	4		(8)	–	–	(37)	(272)	374
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	459	1	9		–	–	–	26	(17)	478
Derivative instruments
Interest rate	18	–	23		–	–	–	2	–	43
Credit	45	–	(1)		–	–	–	–	–	44
Equity	4	–	–		–	–	(2)	4	–	6
Total assets	$1,422	$1	$35		$(8)	$–	$(2)	$97	$(293)	$1,252
Deposits and other liabilities (5)	$(409)	$7	$(63)		$–	$–	$2	$(9)	$44	$(428)
Derivative instruments
Interest rate	(1,533)	–	387		–	–	378	(3)	18	(753)
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	(50)	–	1		–	–	–	–	–	(49)
Equity	(3)	–	(1)		–	–	–	(1)	–	(5)
Total liabilities	$(1,995)	$7	$324		$–	$–	$380	$(13)	$62	$(1,235)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)
Includes deposits designated at FVTPL of $
212

million (October 31, 2023: $115 million; January 31, 2023: $75 million), net bifurcated embedded derivative liabilities of $
174

million (October 31, 2023: $111 million; January 31, 2023: $344 million) and other liabilities designated at FVTPL of $13 million (October 31, 2023: $16 million; January 31, 2023: $9 million).

Financial instruments designated at FVTPL (FVO)
A net loss of $7 million, net of hedges for the three months ended January 31, 2024 (a net gain of $8 million and a net loss of $8 million for the three months ended October 31, 2023 and January 31, 2023, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities.
The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.

58	CIBC FIRST QUARTER 2024

Note 4. Significant transactions
Sale of certain banking assets in the Caribbean
On October 31, 2023, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The transactions are subject to regulatory approvals and other closing conditions, which are expected to be finalized by the first quarter of 2025. The impacts upon closing are not expected to be material.
Note 5. Securities
Securities

$ millions, as at	2024 Jan. 31	2023 Oct. 31
	Carrying amount
Securities measured and designated at FVOCI	$69,071	$61,331
Securities measured at amortized cost (1)	68,166	67,294
Securities mandatorily measured and designated at FVTPL	91,000	82,723
	$228,237	$211,348
(1)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2023: a realized gain of nil).
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at					2024 Jan. 31					2023 Oct. 31
	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$12,212		$13	$(5)	$12,220	$10,890		$16	$(9)	$10,897
Other Canadian governments	15,295		40	(39)	15,296	13,526		33	(74)	13,485
U.S. Treasury and agencies	25,986		11	(192)	25,805	22,383		4	(223)	22,164
Other foreign governments	5,122		21	(8)	5,135	5,632		21	(14)	5,639
Mortgage-backed securities	2,329		–	(25)	2,304	1,021		–	(43)	978
Asset-backed securities	1,017		2	(1)	1,018	944		–	(6)	938
Corporate debt	6,717		2	(21)	6,698	6,691		1	(34)	6,658
	68,678		89	(291)	68,476	61,087		75	(403)	60,759
Corporate equity (2)	581		46	(32)	595	556		48	(32)	572
	$69,259		$135	$(323)	$69,071	$61,643		$123	$(435)	$61,331
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $21 million (October 31, 2023: $22 million).
(2)	Includes restricted stock.
Fair value of equity securities designated at FVOCI that were disposed of during the three months ended January 31, 2024 was nil (nil and nil for the three months ended October 31, 2023 and January 31, 2023, respectively), at the time of disposal.
Net realized cumulative after-tax gains of $1 million for the three months ended January 31, 2024 ($4 million loss and nil for the three months ended October 31, 2023 and January 31, 2023, respectively), were reclassified from AOCI to retained earnings, resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI.
Dividend income recognized on equity securities designated at FVOCI that were still held as at January 31, 2024 was $1 million (nil and $1 million for the three months ended October 31, 2023 and January 31, 2023, respectively). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at January 31, 2024 was nil (nil and nil for the three months ended October 31, 2023 and January 31, 2023, respectively).

CIBC FIRST QUARTER 2024	59

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI and amortized cost:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
2024	Debt securities measured at FVOCI and amortized cost
Jan. 31	Balance at beginning of period	$8	$20	$14	$42
	Provision for (reversal of) credit losses (2)	–	–	(1)	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	–	–	(1)
	Balance at end of period	$7	$20	$13	$40
	Comprises:
	Debt securities measured at FVOCI	1	20	–	21
	Debt securities measured at amortized cost	6	–	13	19
2023	Debt securities measured at FVOCI and amortized cost
Oct. 31	Balance at beginning of period	$8	$19	$14	$41
	Provision for (reversal of) credit losses (2)	–	–	(1)	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	1	1	2
	Balance at end of period	$8	$20	$14	$42
	Comprises:
	Debt securities measured at FVOCI	2	20	–	22
	Debt securities measured at amortized cost	6	–	14	20
2023	Debt securities measured at FVOCI and amortized cost (3)
Jan. 31	Balance at beginning of period	$7	$20	$12	$39
	Provision for credit losses (2)	–	–	–	–
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	(1)	–	(2)
	Balance at end of period	$6	$19	$12	$37
	Comprises:
	Debt securities measured at FVOCI	4	19	–	23
	Debt securities measured at amortized cost	2	–	12	14
(1)	Includes stage 3 ECL allowance on originated credit-impaired amortized cost debt securities.
(2)	Included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.
(3)	Certain information has been revised to conform to the current period presentation.

6 0	CIBC FIRST QUARTER 2024

Note 6. Loans
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2024 Jan. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$90	$142	$224	$456
Originations net of repayments and other derecognitions	4	(2)	(9)	(7)
Changes in model	–	–	–	–
Net remeasurement (1)	(20)	38	43	61
Transfers (1)
– to 12-month ECL	17	(16)	(1)	–
– to lifetime ECL performing	(2)	3	(1)	–
– to lifetime ECL credit-impaired	–	(1)	1	–
Provision for (reversal of) credit losses (2)	(1)	22	33	54
Write-offs	–	–	(3)	(3)
Recoveries	–	–	4	4
Interest income on impaired loans	–	–	(6)	(6)
Foreign exchange and other	(1)	1	(2)	(2)
Balance at end of period	$88	$165	$250	$503
Personal
Balance at beginning of period	$174	$709	$181	$1,064
Originations net of repayments and other derecognitions	8	(14)	(11)	(17)
Changes in model	–	–	–	–
Net remeasurement (1)	(128)	183	108	163
Transfers (1)
– to 12-month ECL	140	(140)	–	–
– to lifetime ECL performing	(18)	19	(1)	–
– to lifetime ECL credit-impaired	–	(23)	23	–
Provision for (reversal of) credit losses (2)	2	25	119	146
Write-offs	–	–	(126)	(126)
Recoveries	–	–	17	17
Interest income on impaired loans	–	–	(1)	(1)
Foreign exchange and other	–	1	(3)	(2)
Balance at end of period	$176	$735	$187	$1,098
Credit card
Balance at beginning of period	$181	$591	$–	$772
Originations net of repayments and other derecognitions	6	(19)	–	(13)
Changes in model	–	–	–	–
Net remeasurement (1)	(94)	165	77	148
Transfers (1)
– to 12-month ECL	119	(119)	–	–
– to lifetime ECL performing	(18)	18	–	–
– to lifetime ECL credit-impaired	–	(56)	56	–
Provision for (reversal of) credit losses (2)	13	(11)	133	135
Write-offs	–	–	(160)	(160)
Recoveries	–	–	27	27
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$194	$580	$–	$774
Business and government
Balance at beginning of period	$294	$864	$667	$1,825
Originations net of repayments and other derecognitions	3	(20)	(11)	(28)
Changes in model	12	29	–	41
Net remeasurement (1)	(85)	211	111	237
Transfers (1)
– to 12-month ECL	51	(49)	(2)	–
– to lifetime ECL performing	(9)	11	(2)	–
– to lifetime ECL credit-impaired	–	(111)	111	–
Provision for (reversal of) credit losses (2)	(28)	71	207	250
Write-offs	–	–	(222)	(222)
Recoveries	–	–	18	18
Interest income on impaired loans	–	–	(23)	(23)
Foreign exchange and other	(8)	(23)	(10)	(41)
Balance at end of period	$258	$912	$637	$1,807
Total ECL allowance (3)	$716	$2,392	$1,074	$4,182
Comprises:
Loans	$631	$2,316	$1,073	$4,020
Undrawn credit facilities and other off-balance sheet exposures (4)	85	76	1	162
(1)
Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(2)
Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(3)
See Note 5 for the ECL allowance on debt securities measured at FVOCI and amortized cost. The ECL allowances for other financial assets classified at amortized cost were immaterial as at January 31, 2024, October 31, 2023 and January 31, 2023 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(4)	Included in Other liabilities on our interim consolidated balance sheet.
(5)	Includes the impact of a change in the internal risk rating methodology applied in the first quarter of 2023 at CIBC Bank USA.

CIBC FIRST QUARTER 2024	6 1

$ millions, as at or for the three months ended	2023 Oct. 31				2023 Jan. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$92	$163	$200	$455	$57	$69	$167	$293
Originations net of repayments and other derecognitions	4	(6)	(11)	(13)	3	–	(4)	(1)
Changes in model	3	5	11	19	–	–	–	–
Net remeasurement (1)	(42)	12	28	(2)	(16)	29	12	25
Transfers (1)
– to 12-month ECL	36	(36)	–	–	16	(16)	–	–
– to lifetime ECL performing	(4)	6	(2)	–	(2)	2	–	–
– to lifetime ECL credit-impaired	–	(1)	1	–	–	(3)	3	–
Provision for (reversal of) credit losses (2)	(3)	(20)	27	4	1	12	11	24
Write-offs	–	–	(2)	(2)	–	–	(4)	(4)
Recoveries	–	–	–	–	–	–	2	2
Interest income on impaired loans	–	–	(5)	(5)	–	–	(5)	(5)
Foreign exchange and other	1	(1)	4	4	–	(1)	(1)	(2)
Balance at end of period	$90	$142	$224	$456	$58	$80	$170	$308
Personal
Balance at beginning of period	$156	$661	$173	$990	$137	$656	$146	$939
Originations net of repayments and other derecognitions	10	(19)	(10)	(19)	12	(15)	(4)	(7)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(144)	228	113	197	(67)	81	66	80
Transfers (1)
– to 12-month ECL	159	(157)	(2)	–	74	(74)	–	–
– to lifetime ECL performing	(10)	15	(5)	–	(9)	9	–	–
– to lifetime ECL credit-impaired	–	(20)	20	–	–	(17)	17	–
Provision for (reversal of) credit losses (2)	15	47	116	178	10	(16)	79	73
Write-offs	–	–	(124)	(124)	–	–	(86)	(86)
Recoveries	–	–	13	13	–	–	21	21
Interest income on impaired loans	–	–	(1)	(1)	–	–	(1)	(1)
Foreign exchange and other	3	1	4	8	–	(1)	(2)	(3)
Balance at end of period	$174	$709	$181	$1,064	$147	$639	$157	$943
Credit card
Balance at beginning of period	$172	$617	$–	$789	$159	$709	$–	$868
Originations net of repayments and other derecognitions	5	(17)	–	(12)	1	(27)	–	(26)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(105)	150	67	112	(175)	224	41	90
Transfers (1)
– to 12-month ECL	121	(121)	–	–	173	(173)	–	–
– to lifetime ECL performing	(12)	12	–	–	(16)	16	–	–
– to lifetime ECL credit-impaired	–	(50)	50	–	–	(64)	64	–
Provision for (reversal of) credit losses (2)	9	(26)	117	100	(17)	(24)	105	64
Write-offs	–	–	(146)	(146)	–	–	(132)	(132)
Recoveries	–	–	29	29	–	–	27	27
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$181	$591	$–	$772	$142	$685	$–	$827
Business and government
Balance at beginning of period	$310	$764	$628	$1,702	$335	$490	$351	$1,176
Originations net of repayments and other derecognitions	(3)	(5)	(7)	(15)	7	(3)	(4)	–
Changes in model	–	6	–	6	–	6	–	6
Net remeasurement (1)(5)	(65)	119	214	268	(54)	110	72	128
Transfers (1)
– to 12-month ECL	49	(46)	(3)	–	35	(35)	–	–
– to lifetime ECL performing	(7)	9	(2)	–	(13)	26	(13)	–
– to lifetime ECL credit-impaired	–	(16)	16	–	–	(9)	9	–
Provision for (reversal of) credit losses (2)	(26)	67	218	259	(25)	95	64	134
Write-offs	–	–	(188)	(188)	–	–	(11)	(11)
Recoveries	–	–	4	4	–	–	8	8
Interest income on impaired loans	–	–	(20)	(20)	–	–	(4)	(4)
Foreign exchange and other	10	33	25	68	(7)	(6)	3	(10)
Balance at end of period	$294	$864	$667	$1,825	$303	$579	$411	$1,293
Total ECL allowance (3)	$739	$2,306	$1,072	$4,117	$650	$1,983	$738	$3,371
Comprises:
Loans	$650	$2,180	$1,072	$3,902	$563	$1,859	$737	$3,159
Undrawn credit facilities and other off-balance sheet exposures (4)	89	126	–	215	87	124	1	212
See previous page for footnote references.
Inputs, assumptions and model techniques
We continue to operate in an uncertain macroeconomic environment. There is inherent uncertainty in estimating the impact that higher levels of interest rates, the easing of inflationary pressures, events in the U.S. banking sector and geopolitical events will have on the macroeconomic environment. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements, as discussed below, continued to be required. See Note 5 to our consolidated financial statements in our 2023 Annual Report and Note 2 to our interim consolidated financial statements for additional information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.

6 2	CIBC FIRST QUARTER 2024

The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at January 31, 2024	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real gross domestic product (GDP) year-over-year growth
Canada (2)	0.6%	2.0%	1.7%	2.7%	(0.6)%	1.0%
United States	2.1%	1.9%	3.1%	3.0%	0.0%	0.6%
Unemployment rate
Canada (2)	6.2%	5.9%	5.3%	5.3%	7.2%	6.9%
United States	4.1%	3.9%	3.3%	3.3%	5.6%	5.0%
Canadian Housing Price Index year-over-year growth (2)	0.2%	3.5%	2.3%	5.0%	(4.8)%	1.9%
Standard and Poor’s (S&P) 500 Index year-over-year growth rate	5.9%	5.9%	10.8%	10.2%	(8.4)%	(4.6)%
Canadian household debt service ratio	15.4%	14.6%	14.9%	14.3%	15.9%	15.0%
West Texas Intermediate Oil Price (US$)	$73	$76	$97	$129	$71	$57

	Base case		Upside case		Downside case
As at October 31, 2023	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	0.6%	1.9%	2.0%	2.7%	(0.7)%	1.3%
United States	0.9%	1.7%	3.0%	3.1%	(0.8)%	0.9%
Unemployment rate
Canada (2)	6.1%	5.8%	5.3%	5.4%	7.1%	6.9%
United States	4.1%	4.0%	3.2%	3.2%	5.4%	4.9%
Canadian Housing Price Index year-over-year growth (2)	0.8%	3.0%	4.4%	5.4%	(7.8)%	0.4%
S&P 500 Index year-over-year growth rate	5.5%	5.9%	12.5%	11.1%	(2.5)%	(0.5)%
Canadian household debt service ratio	15.5%	14.8%	14.9%	14.5%	16.1%	15.0%
West Texas Intermediate Oil Price (US$)	$84	$76	$97	$110	$70	$58
(1)	The remaining forecast period is generally four years.
(2)
National-level forward-looking forecasts are presented in the tables above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate ECLs reflects our expectations as at January 31, 2024 and October 31, 2023, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons.
Our underlying base case projection as at January 31, 2024 is characterized by relatively weak real GDP growth in Canada throughout the first half of calendar 2024 due to the high level of interest rates and lower consumer spending as more households refinance mortgages at higher interest rates and cut back on discretionary purchases. Our base case now assumes moderate growth in the U.S. which has been much more resilient to higher interest rates. Our base case continues to assume that interest rates will decline in the second half of calendar 2024, but remain at higher than pre-pandemic levels.
The downside case forecast continues to assume a recession and higher unemployment rates in Canada driven by a correction in the housing market and lower consumer spending resulting from past interest rate hikes. The downside case forecast for the U.S. assumes slow growth in the first half of calendar 2024 followed by a mild recession. The downside forecasts also reflect slower recoveries thereafter to lower levels of sustained economic activity and unemployment rates persistently above where they stood pre-pandemic. The upside scenario continues to reflect a better economic environment than the base case forecast.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment. Assumptions concerning measures used by governments to combat inflation, the economic impact from higher levels of interest rates, the events in the U.S. banking sector, and geopolitical events are material to these forecasts. To address the uncertainties inherent in the current environment, we continue to utilize management overlays with respect to the impact of certain forward-looking
information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized.
If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $257 million lower than the recognized ECL as at January 31, 2024 (October 31, 2023: $284 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $752 million higher than the recognized ECL as at January 31, 2024 (October 31, 2023: $926 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the significant increase in credit risk that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.

CIBC FIRST QUARTER 2024	6 3

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on our risk management probability of default (PD) bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2023 Annual Report for details on the CIBC risk categories.
Loans
(1)

$ millions, as at					2024 Jan. 31					2023 Oct. 31
	Stage 1	Stage 2	Stage 3	(2)	Total	Stage 1	Stage 2	Stage 3	(2)	Total
Residential mortgages
– Exceptionally low	$148,496	$13,273	$–		$161,769	$150,022	$14,999	$–		$165,021
– Very low	78,033	9,406	–		87,439	74,149	9,107	–		83,256
– Low	9,543	4,274	–		13,817	10,817	5,112	–		15,929
– Medium	609	5,906	–		6,515	322	4,980	–		5,302
– High	–	1,236	–		1,236	–	1,100	–		1,100
– Default	–	–	690		690	–	–	585		585
– Not rated	2,570	239	203		3,012	2,630	219	202		3,051
Gross residential mortgages (3)(4)	239,251	34,334	893		274,478	237,940	35,517	787		274,244
ECL allowance	88	165	250		503	90	142	224		456
Net residential mortgages	239,163	34,169	643		273,975	237,850	35,375	563		273,788
Personal
– Exceptionally low	18,654	8	–		18,662	18,785	3	–		18,788
– Very low	4,370	15	–		4,385	4,389	12	–		4,401
– Low	10,815	4,373	–		15,188	11,031	4,311	–		15,342
– Medium	1,219	3,105	–		4,324	1,165	3,062	–		4,227
– High	225	1,702	–		1,927	211	1,624	–		1,835
– Default	–	–	234		234	–	–	214		214
– Not rated	687	22	31		740	723	24	33		780
Gross personal (4)	35,970	9,225	265		45,460	36,304	9,036	247		45,587
ECL allowance	144	723	187		1,054	141	695	181		1,017
Net personal	35,826	8,502	78		44,406	36,163	8,341	66		44,570
Credit card
– Exceptionally low	4,128	–	–		4,128	4,279	–	–		4,279
– Very low	1,090	–	–		1,090	1,061	–	–		1,061
– Low	6,623	31	–		6,654	6,642	35	–		6,677
– Medium	3,090	2,657	–		5,747	2,626	2,953	–		5,579
– High	6	836	–		842	6	777	–		783
– Default	–	–	–		–	–	–	–		–
– Not rated	149	7	–		156	153	6	–		159
Gross credit card	15,086	3,531	–		18,617	14,767	3,771	–		18,538
ECL allowance	177	546	–		723	166	519	–		685
Net credit card	14,909	2,985	–		17,894	14,601	3,252	–		17,853
Business and government
– Investment grade	100,434	548	–		100,982	99,322	512	–		99,834
– Non-investment grade	89,980	8,253	–		98,233	91,920	7,190	–		99,110
– Watchlist	67	3,384	–		3,451	101	4,478	–		4,579
– Default	–	–	1,839		1,839	–	–	1,956		1,956
– Not rated	242	13	–		255	192	15	–		207
Gross business and government (3)(5)	190,723	12,198	1,839		204,760	191,535	12,195	1,956		205,686
ECL allowance	222	882	636		1,740	253	824	667		1,744
Net business and government	190,501	11,316	1,203		203,020	191,282	11,371	1,289		203,942
Total net amount of loans	$480,399	$56,972	$1,924		$539,295	$479,896	$58,339	$1,918		$540,153
(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $21 million (October 31, 2023: $22 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $19 million were recognized as at January 31, 2024 (October 31, 2023: $20 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at January 31, 2024 and October 31, 2023. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $15 million (October 31, 2023: $13 million) which were included in Other assets on our interim consolidated balance sheet.
(3)
Includes $2 million (October 31, 2023: $3 million) of residential mortgages and $339 million (October 31, 2023: $270 million) of business and government loans that are measured and designated at FVTPL.

(4)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(5)	Includes customers’ liability under acceptances of $9,856 million (October 31, 2023: $10,816 million).

6 4	CIBC FIRST QUARTER 2024

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2024 Jan. 31				2023 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$162,040	$27	$–	$162,067	$159,254	$7	$–	$159,261
– Very low	15,897	91	–	15,988	15,367	26	–	15,393
– Low	10,975	1,413	–	12,388	10,723	1,405	–	12,128
– Medium	1,369	799	–	2,168	1,256	986	–	2,242
– High	155	707	–	862	118	763	–	881
– Default	–	–	44	44	–	–	37	37
– Not rated	482	7	–	489	506	6	–	512
Gross retail	190,918	3,044	44	194,006	187,224	3,193	37	190,454
ECL allowance	49	46	–	95	48	86	–	134
Net retail	190,869	2,998	44	193,911	187,176	3,107	37	190,320
Business and government
– Investment grade	141,298	370	–	141,668	147,206	361	–	147,567
– Non-investment grade	60,776	2,429	–	63,205	56,707	2,097	–	58,804
– Watch list	23	841	–	864	7	1,000	–	1,007
– Default	–	–	182	182	–	–	161	161
– Not rated	762	35	–	797	614	30	–	644
Gross business and government	202,859	3,675	182	206,716	204,534	3,488	161	208,183
ECL allowance	36	30	1	67	41	40	–	81
Net business and government	202,823	3,645	181	206,649	204,493	3,448	161	208,102
Total net undrawn credit facilities and other off-balance sheet exposures	$393,692	$6,643	$225	$400,560	$391,669	$6,555	$198	$398,422
Note 7. Deposits
(1)(
2
)

$ millions, as at							2024 Jan. 31	2023 Oct. 31
	Payable on demand	(3)	Payable after notice	(4)	Payable on a fixed date	(5)(6)	Total	Total
Personal	$ 13,612		$ 124,922		$ 104,788		$243,322	$239,035
Business and government (7)	97,213		98,812		212,186		408,211	412,561
Bank	12,774		167		10,157		23,098	22,296
Secured borrowings (8)	–		–		49,914		49,914	49,484
	$ 123,599		$ 223,901		$ 377,045		$724,545	$723,376
Comprises:
Held at amortized cost							$685,775	$687,737
Designated at fair value							38,770	35,639
							$724,545	$723,376
Total deposits include (9) :
Non-interest-bearing deposits
Canada							$81,205	$84,165
U.S.							12,382	12,816
Other international							5,595	5,821
Interest-bearing deposits
Canada							497,374	488,490
U.S.							91,970	95,109
Other international							36,019	36,975
							$724,545	$723,376
(1)
Includes deposits of $262.5 billion (October 31, 2023: $258.4 billion) denominated in U.S. dollars and deposits of $51.8 billion (October 31, 2023: $53.6 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $1.5 billion (October 31, 2023: $1.6 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $56.9 billion (October 31, 2023: $60.8 billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)
Includes $15.6 billion (October 31, 2023: $14.6 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.
Note 8. Subordinated indebtedness
On January 16, 2024, we issued $1.25 billion principal amount of 5.30% Debentures due January 16, 2034. The Debentures bear interest at a fixed rate of 5.30% per annum (paid semi-annually) until January 16, 2029, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 2.02% per annum (paid quarterly) thereafter until maturity on January 16, 2034.

CIBC FIRST QUARTER 2024	6 5

Note 9. Share capital
Common shares

$ millions, except number of shares, for the three months ended		2024 Jan. 31	2023 Jan. 31
	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	931,098,941	$16,082	906,040,097	$14,726
Issuance pursuant to:
Equity-settled share-based compensation plans (1)	379,025	20	131,331	6
Shareholder investment plan (2)	5,117,729	308	4,746,425	272
Employee share purchase plan	671,192	39	740,514	44
	937,266,887	$16,449	911,658,367	$15,048
Treasury shares	(43,542)	(2)	(29,571)	(2)
Balance at end of period	937,223,345	$16,447	911,628,796	$15,046
(1)	Includes the settlement of contingent consideration related to prior acquisitions.
(2)
Commencing with the dividends paid on January 27, 2023, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan received a 2% discount from average market price on dividends reinvested in additional common shares issued from Treasury.

Regulatory capital, leverage and total loss absorbing capacity (TLAC) ratios
Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at		2024 Jan. 31	2023 Oct. 31
Common Equity Tier 1 (CET1) capital		$41,160	$40,327
Tier 1 capital	A	46,103	45,270
Total capital		53,779	52,119
Total risk-weighted assets (RWA)	B	316,333	326,120
CET1 ratio		13.0%	12.4%
Tier 1 capital ratio		14.6%	13.9%
Total capital ratio		17.0%	16.0%
Leverage ratio exposure	C	$1,080,906	$1,079,103
Leverage ratio	A/C	4.3%	4.2%
TLAC available	D	$99,812	$100,176
TLAC ratio	D/B	31.6%	30.7%
TLAC leverage ratio	D/C	9.2%	9.3%
Our regulatory capital ratios are determined in accordance with the Capital Adequacy Requirements Guideline issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also expects D-SIBs to hold a Domestic Stability Buffer (DSB) of 3.5%, which was increased from 3.0% effective November 1, 2023. The resulting targets established by OSFI for D-SIBs, including all buffer requirements, for the CET1, Tier 1, and Total capital ratios are 11.5%, 13.0%, and 15.0%, respectively.
To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based capital metric, that meets or exceeds 3.5%, including a 0.5% D-SIB buffer.
Under the TLAC guideline, OSFI also requires D-SIBs to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (3.5% as noted above), and a minimum TLAC leverage ratio of 7.25%. These targets may be higher for certain institutions at OSFI’s discretion.
During the quarter ended January 31, 2024, we have complied with OSFI’s regulatory capital, leverage ratio, and TLAC requirements.
Note 10. Post-employment benefits
The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:
Defined benefit plan expense

$ millions, for the three months ended	2024 Jan. 31	2023 Oct. 31	2023 Jan. 31	2024 Jan. 31	2023 Oct. 31	2023 Jan. 31
		Pension plans		Other post-employment plans
Current service cost	$48	$53	$53	$1	$1	$1
Past service cost	–	(69)	–	–	–	–
Net interest (income) expense	(16)	(20)	(21)	6	6	6
Special termination benefits	–	2	–	–	–	–
Plan administration costs	2	2	2	–	–	–
Net defined benefit plan expense (income) recognized in net income	$34	$(32)	$34	$7	$7	$7

66	CIBC FIRST QUARTER 2024

Defined contribution plan expense

$ millions, for the three months ended	2024 Jan. 31	2023 Oct. 31	2023 Jan. 31
Defined contribution pension plans	$22	$16	$19
Government pension plans (1)	43	45	48
Total defined contribution plan expense	$65	$61	$67
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Remeasurement of employee defined benefit plans
(1)

$ millions, for the three months ended	2024 Jan. 31	2023 Oct. 31	2023 Jan. 31	2024 Jan. 31	2023 Oct. 31	2023 Jan. 31
		Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligations	$(699)	$447	$(448)	$(35)	$26	$(23)
Net actuarial gains (losses) on plan assets	626	(606)	342	–	–	–
Changes in asset ceiling excluding interest income	(1)	2	(1)	–	–	–
Net remeasurement gains (losses) recognized in OCI	$(74)	$(157)	$(107)	$(35)	$26	$(23)
(1)
The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

Note 11. Income taxes
The Canada Revenue Agency (CRA) has reassessed CIBC’s 2011–2018 taxation years for approximately
$1,772
million of income taxes related to the denial of deductions of certain dividends. Subsequent taxation years may also be similarly reassessed. CIBC filed a Notice of Appeal in 2021 and the matter is in litigation. CIBC is confident that its tax filing positions are appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
In November 2021, the Tax Court of Canada decided against CIBC on its claim of a foreign exchange capital loss and CIBC appealed the decision to the Federal Court of Appeal. In May 2023, CIBC lost its appeal at the Federal Court of Appeal. The impact of the Federal Court of Appeal decision was recognized in the second quarter of 2023, as were offsets from other adjustments. In August 2023, CIBC filed a leave to appeal application with the Supreme Court of Canada. In February 2024, the Supreme Court of Canada dismissed our application with no further impact to our reported results. The potential aggregate exposure in respect of other similar matters is approximately
 $74

million, and no amounts have been accrued in the consolidated financial statements.
In prior years, the CRA issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). The CRA later entered into a settlement agreement with CIBC in respect to the portion of the Enron expenses deductible in Canada. CIBC has been working with the Internal Revenue Service to settle the portion of the Enron expenses deductible in the U.S. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
On November 2
8
, 2023, the Canadian federal government tabled Bill C-59 in Parliament, which includes draft legislation to implement certain tax measures from the 2023 fall economic statement and 2023 federal budget. Bill C-59 includes a proposed denial of the dividends received deduction for Canadian shares held as mark-to-market property by Canadian banks and insurance companies, as well as a 2% tax on certain share buy backs, and has been the subject of ongoing industry discussions with the federal government throughout this quarter. The proposed application date for these measures is January 1, 2024. Bill C-59 was not substantively enacted as at January 31, 2024, and is therefore not reflected in the reported income tax expense of this quarter.
On August 4, 2023, the Canadian federal government released a draft Global Minimum Tax Act (GMTA). The GMTA is not included in Bill C-59 and was not otherwise tabled in Parliament as at January 31, 2024. The GMTA would implement rules in Canada for a
15%
global minimum tax regime as part of Canada’s agreement to adopt the Organisation for Economic Co-operation and Development (OECD) Pillar Two regime for a global minimum tax. More than 135 OECD member countries have agreed to adopt the regime. Certain countries in which CIBC operates have enacted Pillar Two legislation, however, the legislation is not yet in effect in those countries. In order to meet OECD’s recommended timing, the GMTA is expected to be enacted in 2024 and with application as of CIBC’s 2025 fiscal year. CIBC continues to evaluate
 the impact of these changes on our global operations.
Note 12. Earnings per share

$ millions, except number of shares and per share amounts, for the three months ended	2024 Jan. 31	2023 Oct. 31 (1)	2023 Jan. 31 (1)
Basic earnings per share
Net income attributable to equity shareholders	$1,716	$1,477	$424
Less: Preferred share dividends and distributions on other equity instruments	67	62	72
Net income attributable to common shareholders	$1,649	$1,415	$352
Weighted-average common shares outstanding (thousands)	931,775	924,798	906,770
Basic earnings per share	$1.77	$1.53	$0.39
Diluted earnings per share
Net income attributable to common shareholders	$1,649	$1,415	$352
Weighted-average common shares outstanding (thousands)	931,775	924,798	906,770
Add: Stock options potentially exercisable (2) (thousands)	555	162	711
Add: Equity-settled consideration (thousands)	–	–	244
Weighted-average diluted common shares outstanding (thousands)	932,330	924,960	907,725
Diluted earnings per share	$1.77	$1.53	$0.39
(1)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.
(2)
Excludes average options outstanding of 7,202,031 (October 31, 2023: 12,722,562; January 31, 2023: 3,576,586) with a weighted-average exercise price of $63.27 (October 31, 2023: $59.62; January 31, 2023: $66.74) for the quarter ended January 31, 2024, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

CIBC FIRST QUARTER 2024	67

Note 13. Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
The provisions disclosed in Note 22 to the consolidated financial statements included in our 2023 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.6 billion as at January 31, 2024. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at January 31, 2024, consist of the significant legal matters disclosed in Note 22 to the consolidated financial statements included in our 2023 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.
The following developments related to our significant legal proceedings occurred since the issuance of our 2023 annual consolidated financial statements:
•
Order Execution Only class actions:
Pozgaj
was certified as a class action in January 2024. In January 2024, the Ontario Divisional Court dismissed the plaintiff’s appeal of the decision denying certification in
Frayce
. In February 2024, the plaintiff filed leave to appeal the decision in
Frayce
. The
 Ciardullo
and
Ciardullo and Aggarwal
actions have been discontinued. The temporary stay of the
Woodard
action has been lifted.

•	Salko v. CIBC Investor Services Inc., et al.: The plaintiffs’ appeal of the certification decision was heard in December 2023. The Court reserved its decision.
•	Campbell v. CIBC: The certification motion scheduled for February 2024 has been adjourned.
Other than the items described above, there are no significant developments in the matters identified in Note 22 to the consolidated financial statements included in our 2023 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2023 annual consolidated financial statements.
Note 14. Interest income and expense
The table below provides the consolidated interest income and expense by accounting category.

$ millions, for the three months ended		2024 Jan. 31		2023 Oct. 31		2023 Jan. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)(2)	$11,056	$8,938	$10,895	$8,822	$9,048	$6,736
Debt securities measured at FVOCI (1)	867	n/a	853	n/a	599	n/a
Other (3)	811	547	709	438	613	319
Total	$12,734	$9,485	$12,457	$9,260	$10,260	$7,055
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

68	CIBC FIRST QUARTER 2024

Note 15. Segmented information
CIBC has four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels, to help make their ambitions a reality.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.
U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating personal and small business banking services in six
 U.S. markets.
Capital Markets and Direct Financial Services provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world, and leverages CIBC’s digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC FirstCaribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total
2024	Net interest income (1)	$1,927	$449	$465	$358	$50	$3,249
Jan. 31	Non-interest income (2)	570	925	216	1,203	58	2,972
	Total revenue (1)	2,497	1,374	681	1,561	108	6,221
	Provision for (reversal of) credit losses	329	20	244	8	(16)	585
	Amortization and impairment (3)	58	–	23	2	193	276
	Other non-interest expenses	1,222	669	455	710	133	3,189
	Income (loss) before income taxes	888	685	(41)	841	(202)	2,171
	Income taxes (1)	238	187	(32)	229	(179)	443
	Net income (loss)	$650	$498	$(9)	$612	$(23)	$1,728
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$12	$12
	Equity shareholders	650	498	(9)	612	(35)	1,716
	Average assets (4)(5)	$323,080	$92,335	$59,152	$312,583	$195,171	$982,321
2023	Net interest income (loss) (1)	$1,908	$452	$476	$384	$(23)	$3,197
Oct. 31 (6)	Non-interest income (2)	550	914	196	906	84	2,650
	Total revenue (1)	2,458	1,366	672	1,290	61	5,847
	Provision for (reversal of) credit losses	282	11	249	4	(5)	541
	Amortization and impairment (3)	59	1	28	2	220	310
	Other non-interest expenses	1,248	678	359	732	113	3,130
	Income (loss) before income taxes	869	676	36	552	(267)	1,866
	Income taxes (1)	232	186	(14)	169	(192)	381
	Net income (loss)	$637	$490	$50	$383	$(75)	$1,485
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$8	$8
	Equity shareholders	637	490	50	383	(83)	1,477
	Average assets (4)(5)	$322,771	$92,912	$61,077	$296,898	$188,747	$962,405
2023	Net interest income (1)	$1,709	$464	$476	$535	$21	$3,205
Jan. 31 (6)	Non-interest income (2)	553	887	230	946	108	2,724
	Total revenue (1)	2,262	1,351	706	1,481	129	5,929
	Provision for (reversal of) credit losses	158	46	98	(10)	3	295
	Amortization and impairment (3)	59	1	30	2	185	277
	Other non-interest expenses	1,231	664	350	648	1,292	4,185
	Income (loss) before income taxes	814	640	228	841	(1,351)	1,172
	Income taxes (1)	224	171	27	229	88	739
	Net income (loss)	$590	$469	$201	$612	$(1,439)	$433
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$9	$9
	Equity shareholders	590	469	201	612	(1,448)	424
	Average assets (4)(5)	$317,940	$89,908	$59,421	$296,565	$189,330	$953,164
(1)
Capital Markets net interest income and income taxes includes a taxable equivalent basis (TEB) adjustment of $68 million for the three months ended January 31, 2024 (October 31, 2023: $62 million; January 31, 2023: $62 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.
(6)	Certain information has been restated to reflect the adoption of IFRS 17. See Note 1 to the interim consolidated financial statements for additional details.

CIBC FIRST QUARTER 2024	69

TO REACH US:
Corporate Secretary
: Shareholders may e-mail:
corporate.secretary@cibc.com
Investor Relations
: Financial analysts, portfolio managers and other investors requiring financial information may call 416-813-3743, or e-mail:
Mailbox.InvestorRelations@cibc.com
Communications and Public Affairs
: Financial, business and trade media may e-mail:
corpcommmailbox@cibc.com
CIBC Telephone Banking
: As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422
toll-free across Canada.
Online Investor Presentations
: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at
www.cibc.com
; About CIBC.
Earnings Conference Call
: CIBC’s first quarter conference call with analysts and investors will take place on Thursday, February 29, 2024 at 7:30 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 1073773#) and French (514-392-1587, or toll-free
1-800-898-3989,
passcode 5601311#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) March 14, 2024. To access the replay in English, call 905-694-9451 or
1-800-408-3053,
passcode 8797228#. To access the replay in French, call
514-861-2272
or 1-800-408-3053, passcode 6432963#.
Audio Webcast
: A live audio webcast of CIBC’s first quarter results conference call will take place on Thursday, February 29, 2024 at 7:30 a.m. (ET) in English and French. To access the audio webcast, go to
www.cibc.com
; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on
www.cibc.com
; About CIBC.
Annual Meeting
: CIBC’s next Annual Meeting of Shareholders will be held on April 4, 2024.
Regulatory Capital
: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at
www.cibc.com
; About CIBC; Investor Relations; Regulatory Capital Instruments.
Bail-in Debt
: Information on CIBC’s bail-in debt and total loss absorbing capacity instruments may be found at
www.cibc.com
; About CIBC; Investor Relations; Debt Information; Bail-in Debt.
Nothing in CIBC’s website
www.cibc.com
should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to TSX Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: shareholderinquiries@tmx.com.
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact TSX Trust Company (Canada) at
416-682-3860,
toll-free at 1-800-258-0499, or by e-mail at shareholderinquiries@tmx.com.

PURCHASE PRICE OF COMMON SHARES
UNDER THE
SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

Nov. 1/23	$48.40

Dec. 1/23	$54.07

Jan. 2/24	$63.66

Jan. 29/24		$60.15

Canadian Imperial Bank of Commerce
Head Office: CIBC Square, Toronto, Ontario, M5J 0E7, Canada
www.cibc.com